Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-123972

PROSPECTUS SUPPLEMENT (To Prospectus dated October 25, 2005)
22,000,000 American Depositary Shares, Series P
The Royal Bank of Scotland Group plc
Representing
22,000,000 Non-cumulative Dollar Preference Shares, Series P
(Nominal value of US$.01 each)

         We are issuing non-cumulative Dollar Preference Shares, Series P, or Series P preference shares, which will be sold in the form of American Depositary Shares, Series P, or Series P ADSs.

         Dividends on the Series P preference shares will accrue from the date of original issuance. We may pay dividends out of our distributable profits in US dollars quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on December 31, 2005, at the rate of US$1.5625 annually per Series P preference share. We may redeem the Series P preference shares in whole or in part at any time on or after December 31, 2010 at US$25.00 per Series P preference share plus accrued dividends for the then-current dividend period.

         If we are liquidated, you will be entitled to receive a liquidation preference of US$25.00 per Series P preference share plus accrued dividends for the then-current dividend period, but only after we have paid all of our debts and other liabilities to our creditors and to holders of any of our capital shares that are senior to the Series P preference shares.

         We will apply for listing of the Series P ADSs on the New York Stock Exchange under the symbol “RBS Pr P”. Trading of the Series P ADSs is expected to begin within approximately 30 days after the initial delivery of the ADSs.

         Investing in the Series P preference shares or Series P ADSs involves risks. See “Risk Factors” beginning on page S-4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price(1)	$25.00	$550,000,000
Underwriting discount(2)	$0.7875	$17,325,000
Proceeds to us (before expenses)	$24.2125	$532,675,000

(1)	Plus accrued dividends, if any, from the date of original issuance.

(2)	For sales to certain institutions, the underwriting discount will be $0.50 per Series P ADS and, to the extent of such sales, the total underwriting discount will be less than the amount set forth above.

        We expect that the Series P ADSs will be ready for delivery in New York, New York on or about November 9, 2005.

Sole Bookrunner	Joint Lead Manager

Citigroup	RBS Greenwich Capital

Merrill Lynch & Co.

Morgan Stanley

UBS Investment Bank

Wachovia Securities

October 26, 2005

Prospectus Supplement

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

      In this prospectus supplement, we use the following terms:

•	“we”, “us” or “our” refers to The Royal Bank of Scotland Group plc, and

•	“Group” or “RBSG” means The Royal Bank of Scotland Group plc and its subsidiaries.

FORWARD-LOOKING STATEMENTS

      From time to time, we may make statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements constitute “forward-looking statements” for purposes of the Private Securities Litigation Reform Act of 1995. We caution that these statements may and often do vary materially from actual results. Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled “Forward-looking statements” in our Annual Report on Form 20-F for the year ended December 31, 2004 and in our Interim Report on Form 6-K for the six months ended June 30, 2005 (as described below), which reports are incorporated by reference.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, forward-looking events discussed in this prospectus supplement and/or the accompanying prospectus or any information incorporated by reference, might not occur.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, semiannual, and special reports and other information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, USA. You can call the SEC on 1-800-SEC-0330 for further information on the Public Reference Room. The SEC’s website, at http://www.sec.gov, contains reports and other information in electronic form that we have filed.

      The SEC allows us to incorporate by reference in our prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to certain previously-filed documents. We incorporate by reference our Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on March 29, 2005 and our Interim Report on Form 6-K for the six months ended June 30, 2005, furnished to the SEC on October 19, 2005. See also “Where You Can Find More Information” and “Incorporation of Documents by Reference” in the accompanying prospectus.

USE OF PROCEEDS

      We will use the net proceeds from the sale of the Series P preference shares for general corporate purposes and to strengthen our capital base.

RISK FACTORS

      Investing in the securities offered using this prospectus supplement and accompanying prospectus involves risk. You should carefully consider the following factors and the other information in this prospectus supplement, the accompanying prospectus, our annual report on Form 20-F for the year ended December 31, 2004 and our Interim Report on Form 6-K for the six months ended June 30, 2005, furnished to the SEC on October 19, 2005 (which reports are incorporated by reference), before deciding to invest in the Series P ADSs or Series P preference shares. If any of these risks occurs, our business, financial condition, and results of operations could suffer, and the trading price and liquidity of the Series P ADSs or Series P preference shares could decline, in which case you could lose part or all of your investment.

Risks Related to Our Business

      Set out below are certain risk factors which could affect our future results and cause them to be materially different from expected results. Our results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties our businesses face.

Our financial performance is affected by borrower credit quality and general economic conditions, in particular in the UK, US and Europe.

      Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in the UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of our assets and require an increase in our provision for bad and doubtful debts and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect our business.

      The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by our non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of our investment and trading portfolios. We have implemented risk management methods to mitigate and control these and other market risks to which we are exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our financial performance and business operations.

Our insurance businesses are subject to inherent risks involving claims.

      Future claims in our general and life assurance businesses may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside our control. Such changes would affect the profitability of current and future insurance products and services. We re-insure some of the risks we have assumed.

Operational risks are inherent in our businesses.

      Our businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorization, failure to comply with regulatory requirements and conduct of business rules, equipment failures, natural disasters or the failure of external systems, for example, those of our suppliers or counterparties. Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by us.

Each of our businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how we conduct our business and on the results of operations.

      We are subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect our business, the products and services offered or the value of assets.

Future growth in our earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions.

      We devote substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, our earnings could grow more slowly or decline.

Risks Related to the Series P ADSs and Series P preference shares

Dividends on the Series P preference shares are discretionary and may not be declared and paid in full or at all if our board of directors or an authorized committee thereof resolves not to pay dividends in respect of any dividend payment date.

      Our board of directors or an authorized committee thereof (in either case referred to herein as the board of directors) may resolve, in its sole and absolute discretion, prior to the relevant dividend payment date not to pay in full or at all dividends on the Series P preference shares. To the extent that any dividend or part thereof is on any occasion not declared and paid by reason of the exercise of such discretion, holders of Series P preference shares or Series P ADSs shall have no claim in respect of such non-payment.

      In addition, such non-payment shall not prevent or restrict (a) the declaration and payment of dividends on any other series of our non-cumulative preference shares or on any of our preference shares expressed to rank pari passu with our dollar preference shares, (b) the setting aside of sums for the payment of dividends referred to in (a), (c) except with respect to share capital ranking after the Series P preference shares, the redemption, purchase or other acquisition of our shares by us, or (d) except with respect to share capital ranking after the Series P preference shares, the setting aside of sums, or the establishment of sinking funds, for any such redemption, purchase or other acquisition by us.

Dividends on the Series P preference shares are non-cumulative and will not be declared and paid in full if certain requirements relating to the Group’s capital levels and other conditions are not satisfied. If our financial condition were to deteriorate, you could lose all or a part of your investment.

      In addition to the discretion not to declare a dividend for any reason as described above, our board of directors will not declare and pay in full the dividends on any series of preference shares if, in the opinion of the board of directors, payment of the dividend would cause a breach of applicable capital adequacy requirements of the UK Financial Services Authority or if we do not have sufficient distributable profits.

      If our board of directors does not pay a dividend or any part of a dividend when due on a dividend payment date in respect of any Series P preference shares because it is not required to do so, then holders of such preference shares or Series P ADSs will have no claim in respect of the non-payment and we will have no obligation to pay the dividend accrued for the dividend period or to pay any interest on the dividend, whether or not dividends on the Series P preference shares are declared for any future dividend period. Holders of Series P preference shares or Series P ADSs will have no right to participate in our profits.

      If our financial condition were to deteriorate, you might not receive dividends on the Series P preference shares. If we liquidate, dissolve or wind up, you could lose all or part of your investment.

An active market for the Series P ADSs may fail to develop or may not be sustainable.

      Prior to the offering, there has been no trading market for this series of preference shares. We cannot assure you that an active or liquid market will develop or be sustainable for the Series P ADSs or Series P preference shares.

CAPITALIZATION OF THE GROUP

      The following table shows the Group’s authorized, allotted, called-up and fully paid share capital as at June 30, 2005.

	Allotted, Called-
	Up and Fully Paid	Authorized

	£m	£m
Ordinary shares of £0.25 each	796	1,270
Non-voting deferred shares of £0.01 each	27	323
Additional value shares of £0.01 each	—	27
Preference shares	2	528

      The authorized preference share capital of the Group as at June 30, 2005 was £528 million, consisting of 419.5 million non-cumulative preference shares of $0.01 each, 3.9 million non-cumulative convertible preference shares of $0.01 each, 66 million non-cumulative preference shares of €0.01 each, 3 million non-cumulative convertible preference shares of €0.01 each, 900 million non-cumulative convertible preference shares of £0.25 each, 1 million non-cumulative convertible preference shares of £0.01 each, 0.9 million cumulative preference shares of £1 each and 300 million non-cumulative preference shares of £1 each.

      The allotted, called-up and fully paid preference share capital of the Group as at June 30, 2005 was £2 million, consisting of 193 million non-cumulative preference shares of $0.01 each, 1.4 million non-cumulative convertible preference shares of $0.01 each, 2.5 million non-cumulative preference shares of €0.01 each, 0.2 million non-cumulative convertible preference shares of £0.01 each and 0.9 million cumulative preference shares of £1 each.

      The following table shows the unaudited consolidated shareholders’ equity and indebtedness of the Group as at June 30, 2005 in accordance with International Financial Reporting Standards (“IFRS”).

As at
June 30,
2005

£m
Shareholders’ equity
Ordinary shares	796
Non-voting deferred shares	27
Preference shares	—

823
Retained income and other reserves	32,464

Total shareholders’ equity	33,287

Group indebtedness
Subordinated liabilities	27,767
Debt securities in issue	75,178

Total indebtedness	102,945

Total capitalization and indebtedness	136,232

      Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

      As at June 30, 2005, the Group had total liabilities, including shareholders’ equity, of £757 billion, including deposits by banks of £107 billion and customer accounts of £327 billion.

      All of the indebtedness described above or below is unsecured. None of the indebtedness described above or below is guaranteed.

      As at September 30, 2005, the Group had debt securities in issue totalling £79,201 million. This increase in total debt securities in issue as compared to June 30, 2005 was incurred in the normal course of business of the Group.

      As at June 30, 2005, the Group had contingent liabilities including guarantees arising in the normal course of business totalling £17,381 million, consisting of guarantees and assets pledged as collateral security of £11,710 million and other contingent liabilities of £5,671 million.

      On August 30, 2005, the Group redeemed £35 million floating rate step-up subordinated notes.

      Save as disclosed above, there has been no significant change in the contingent liabilities (including guarantees), total capitalization and indebtedness of the Group since June 30, 2005.

CERTAIN TERMS OF THE SERIES P PREFERENCE SHARES

      The following summary of certain terms and provisions of the Series P preference shares supplements the description of certain terms and provisions of the Dollar Preference Shares of any series set forth in the accompanying prospectus under the heading “Description of Dollar Preference Shares”. The summary of the terms and provisions of the Series P preference shares set forth below and in the accompanying prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, our memorandum and articles of association and the resolutions adopted by our board of directors establishing the rights, preferences, privileges, limitations and restrictions relating to the Series P preference shares. We will file a copy of these resolutions under the cover of a Report on Form 6-K with the Securities and Exchange Commission at the time of the sale of the Series P ADSs representing the Series P preference shares. If this prospectus supplement sets forth any term or condition that is inconsistent with the description contained in the accompanying prospectus, the description of the terms contained in this prospectus supplement will replace the description contained in the accompanying prospectus.

General

      The Series P preference shares constitute a separate series of our Category II non-cumulative dollar preference shares. The Series P preference shares will be in bearer form represented by a single certificate and will be represented by ADSs evidenced by ADRs. The certificate in bearer form will be deposited with the ADR depositary under the ADR deposit agreement. A summary of certain terms and provisions of the ADR deposit agreement pursuant to which ADRs evidencing the Series P ADSs are issuable is set forth in the accompanying prospectus under the heading “Description of American Depositary Receipts”.

      As of the date of this prospectus supplement, our issued and outstanding non-cumulative preference shares, which rank equally with the Series P preference shares as to any distribution of our surplus assets in the event that we are wound up or liquidated, have a US dollar-equivalent aggregate liquidation preference of approximately US$9.5 billion.

Dividends

      Non-cumulative preferential dividends on the Series P preference shares will accrue from the date of issue of the Series P preference shares. Subject to the limitations described below, these dividends will be payable quarterly in arrears on, and to the holders of record 15 days prior to, March 31, June 30, September 30 and December 31 of each year (each, a “dividend payment date”), commencing on December 31, 2005. We will pay dividends on the Series P preference shares when, as and if declared by the board of directors as described below and in the accompanying prospectus under the heading “Description of Dollar Preference Shares — Dividends”.

      Subject to the limitations described below, we will pay dividends on the Series P preference shares out of our distributable profits in US dollars, at the rate of US$1.5625 per Series P preference share annually. Dividends on the Series P preference shares in respect of a particular dividend payment date will not be declared and paid if (i) in its sole and absolute discretion, our board of directors resolves prior to the relevant dividend payment date that such dividend (or part thereof) shall not be declared and paid or (ii) in the opinion of the board of directors, payment of a dividend would breach or cause a breach of the capital adequacy requirements of the UK Financial Services Authority that apply at that time to us and/or any of our subsidiaries, or, subject to the next following paragraph, our distributable profits, after the payment in full, or the setting aside of a sum to provide for the payment in full, of all dividends stated to be payable on or before the relevant dividend payment date on the cumulative preference shares (and any arrears of dividends thereon), are insufficient to cover the payment in full of dividends on the Series P preference shares and dividends on any of our other shares stated to be payable on the same date as the dividends on the Series P preference shares and ranking equally as to dividends with the Series P preference shares (including the payment in full of any arrears of dividends on any equally ranking cumulative preference shares then in issue). The UK Companies Act 1985 defines “distributable profits”

as, in general terms, and subject to adjustment, accumulated realized profits less accumulated realized losses.

      If dividends are to be paid but our distributable profits are, in the opinion of the board of directors, insufficient to enable payment in full of dividends on any series of dollar preference shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on any other non-cumulative preference shares and any other share capital (other than the cumulative preference shares) expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on or before such date on any cumulative preference share, then the board of directors shall (subject always to sub-clauses (i) and (ii) of the preceding paragraph) declare and pay dividends to the extent of the available distributable profits on a pro rata basis so that (subject as aforesaid) the amount of dividends declared per share on the Series P preference shares and the dividends stated to be payable on such date on any other non-cumulative preference shares and any other share capital (other than the cumulative preference shares) expressed to rank pari passu therewith will bear to each other the same ratio that accrued dividends per share on the Series P preference shares and other non-cumulative preference shares and any other share capital (other than the cumulative preference shares) bear to each other.

      Dividends on our cumulative preference shares, including any arrears, are payable in priority to any dividends on the Series P preference shares, and as a result, we may not pay any dividend on the Series P preference shares unless we have declared and paid in full dividends on the cumulative preference shares, including any arrears.

      To the extent that any dividend on the Series P preference shares is, on any occasion, not declared and paid by reason of the exercise of the board of directors’ discretion referred to in sub-clause (i) of the second paragraph of this section, holders of Series P preference shares or Series P ADSs shall have no claim in respect of such non-payment. In addition, such non-payment shall not prevent or restrict (a) the declaration and payment of dividends on any other series of dollar preference shares or on any of our non-cumulative preference shares expressed to rank pari passu with our dollar preference shares, (b) the setting aside of sums for the payment of dividends referred to in (a), (c) except as set forth in the following paragraph, the redemption, purchase or other acquisition of our shares by us, or (d) except as set forth in the following paragraph, the setting aside of sums, or the establishment of sinking funds, for any such redemption, purchase or other acquisition by us.

      If we have not declared and paid in full the dividend stated to be payable on the Series P preference shares as a result of the board of directors’ discretion referred to in sub-clause (i) of the second paragraph of this section, then we may not redeem, purchase or otherwise acquire for any consideration any of our share capital ranking after the Series P preference shares, and may not set aside any sum nor establish any sinking fund for the redemption, purchase or other acquisition thereof, until such time as we have declared and paid in full dividends on the Series P preference shares in respect of successive dividend periods together aggregating no less than 12 months. In addition, no dividend may be declared or paid on any of our share capital ranking after the Series P preference shares as to dividends until such time as the dividend stated to be payable on the Series P preference shares in respect of a dividend period has been declared and paid in full.

      The Series P preference shares shall not be treated as ranking after any other series of preference shares with which they are expressed to rank pari passu as regards participation in profits, by reason only of the board of directors’ discretion referred to in sub-clause (i) of the second paragraph of this section, or any dividend on the Series P preference shares not being paid by virtue of such discretion.

      If we have not declared and paid in full the dividend stated to be payable on the Series P preference shares on the most recent dividend payment date, or if we have not set aside a sum to provide for payment in full, in either case for the reasons set out in sub-clause (ii) of the second paragraph of this section, we may not declare or pay any dividends upon any of our other share capital (other than the cumulative preference shares) and we may not set aside any sum to pay such dividends, unless, on the date of declaration, we set aside an amount equal to the dividend for the then-current dividend period payable on the Series P preference shares to provide for the payment in full of the dividend on the Series P preference shares on the next dividend payment date. If any quarterly dividend payable on the Series P preference shares has not been declared and paid in full, or if we have not set aside a sum to provide for its payment in full, in either case for the reasons set out in sub-clause (ii) of the second paragraph of this section, then we may not redeem, purchase or otherwise acquire for any consideration any of our other share capital, and we may not set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof, until such time as dividends on the Series P preference shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full.

      In addition, if the dividend stated to be payable on any of our other non-cumulative preference shares shall not have been declared and paid in full, or if a sum has not been set aside to provide for payment in full, in either case for the reasons set out in sub-clause (ii) of the second paragraph of this section, then:

•	we may not declare or pay any dividends on the Series P preference shares, and we may not set aside any sum to pay such dividends, unless, on the date of declaration, we set aside an amount equal to the dividend on such other series of non-cumulative dollar preference shares or other non-cumulative preference shares for the then-current dividend period to provide for the payment in full of such dividend on the next applicable dividend payment date; and

•	we may not redeem, repurchase or otherwise acquire any Series P preference shares, and we may not set aside any sum nor establish any sinking fund therefor, until such time as we have declared and paid in full dividends on such other series of non-cumulative dollar preference shares or such other non-cumulative preference shares in respect of successive dividend periods together aggregating no less than 12 months.

      Dividends on the Series P preference shares will be non-cumulative. If the board of directors does not pay a dividend or any part thereof payable on a dividend payment date in respect of the Series P preference shares, then holders of Series P preference shares or Series P ADSs will have no claim in respect of such non-payment and we will have no obligation to pay the dividend accrued for the dividend period or to pay any interest on the dividend, whether or not dividends on the Series P preference shares are declared for any future dividend period. The holders of the Series P preference shares will have no right to participate in our profits.

Rights upon Liquidation

      If we are wound up or liquidated, whether or not voluntarily, the holders of the Series P preference shares will be entitled to receive in US dollars out of our surplus assets available for distribution to shareholders, after payment of arrears (if any) of dividends on the cumulative preference shares, as described in the accompanying prospectus, up to the date of payment, equally with the cumulative preference shares and all of our other shares ranking equally with the Series P preference shares as regards participation in our surplus assets, a distribution of US$25.00 per Series P preference share, together with an amount equal to dividends for the then-current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking after the Series P preference shares. See “Description of Dollar Preference Shares — Liquidation Rights” in the accompanying prospectus. If the holders of the Series P preference shares are entitled to any recovery with respect to the Series P preference shares in any winding-up or liquidation, they might not be entitled in such proceedings to a recovery in US dollars and might be entitled only to a recovery in pounds sterling.

Optional Redemption

      We may redeem the Series P preference shares, at our option, in whole or in part from time to time, on any business day that falls on or after December 31, 2010 upon not less than 30 nor more than 60 days’ notice, at a redemption price of US$25.00 per Series P preference share plus the dividends otherwise payable for the then-current dividend period accrued to the redemption date.

      Under existing UK Financial Services Authority requirements, we may not redeem or purchase any Series P preference shares unless the UK Financial Services Authority consents in advance. The UK Financial Services Authority may impose conditions on any redemption or purchase at the time it gives its consent.

      See “Certain US Federal and UK Tax Consequences — Taxation of Dividends” for a discussion of the tax consequences to a US holder of the receipt of amounts equal to accrued dividends in conjunction with any redemption of any Series P preference shares and “Certain US Federal and UK Tax Consequences — Taxation of Capital Gains” for a discussion of the tax consequences to a US holder of a redemption.

      If certain limitations contained in our Articles of Association, the special rights of any of our shares, and the provisions of applicable law permit (including, without limitation, the US federal securities laws), we may, at any time or from time to time, purchase outstanding Series P preference shares by tender or by private agreement, in each case upon the terms and conditions that the board of directors shall determine. Any Series P preference shares that we purchase for our own account will, pursuant to applicable law, be treated as cancelled and will no longer be issued and outstanding.

Voting Rights

      The holders of the Series P preference shares will not be entitled to receive notice of, attend or vote at any general meeting of our shareholders except as provided by applicable law or as described below.

      If any resolution is proposed for adoption by our shareholders varying or abrogating any of the rights attaching to the Series P preference shares or proposing that we be wound up, the holders of the outstanding Series P preference shares will be entitled to receive notice of and to attend the general meeting of shareholders at which the resolution is to be proposed and will be entitled to speak and vote on such resolution, but not on any other resolution.

      In addition, if, before any general meeting of shareholders, we have failed to pay in full the dividend payable on the Series P preference shares for the three most recent consecutive quarterly dividend periods, the holders of the Series P preference shares shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters. In these circumstances only, the rights of the holders of Series P preference shares shall continue until we have resumed the payment in full of dividends on the Series P preference shares for three consecutive quarterly dividend periods. See also “Description of Dollar Preference Shares — Voting Rights” in the accompanying prospectus.

      Whenever entitled to vote at a general meeting of shareholders, on a show of hands, each holder of Series P preference shares present in person shall have one vote and on a poll each holder of Series P preference shares present in person or by proxy will be entitled to one vote for each Series P preference share held (subject to adjustment to reflect any capitalization issue, consolidations, sub-divisions or any other re-classification of our ordinary shares as a result of any distribution to the holders of ordinary shares of our assets and certain issues of ordinary shares or of rights or options to subscribe for ordinary shares at a market discount (subject to certain exceptions)).

      The holders, including holders of Series P preference shares at a time when they have voting rights as a result of our having failed to pay dividends as described above, of not less than 10% of our paid up capital that at the relevant date carries the right to vote at our general meetings, are entitled to require the board of directors to convene an extraordinary general meeting. In addition, the holders of Series P preference shares may have the right to vote separately as a class in certain circumstances as described in the accompanying prospectus under the heading “Description of Dollar Preference Shares — Variation of Rights”.

CERTAIN US FEDERAL AND UK TAX CONSEQUENCES

      The following summarizes certain US federal and UK tax consequences of the acquisition, ownership and disposition of Series P preference shares or Series P ADSs by a beneficial owner of Series P preference shares or Series P ADSs evidenced by ADRs that is a citizen or resident of the US, or that otherwise will be subject to US federal income tax on a net income basis in respect of the Series P preference shares or Series P ADSs, that owns such Series P preference shares or Series P ADSs evidenced by ADRs as capital assets (a “US Holder”) and that purchases such Series P preference shares or Series P ADSs as part of this offering. Although the following does not describe all of the tax considerations that may be relevant to a prospective purchaser of Series P preference shares or Series P ADSs, (i) in the opinion of Davis Polk & Wardwell, this discussion summarizes the material US federal tax consequences to the US Holders described herein of owning Series P preference shares or Series P ADSs represented by ADRs and (ii) in the opinion of Linklaters, this discussion summarizes the material UK tax consequences to the US Holders of owning the Series P preference shares or Series P ADSs represented by ADRs.

      The summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associates, controls, directly or indirectly, 10% or more of our voting stock.

      The statements regarding US and UK tax laws and practices set forth below, including the statements regarding the US/ UK double taxation convention relating to income and capital gains (the “Treaty”) and the US/ UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”), are based on those laws and practices and the Treaty and the Estate Tax Treaty as in force and as applied in practice on the date of this prospectus supplement and are subject to changes to those laws and practices and the Treaty and the Estate Tax Treaty, and any relevant judicial decision, subsequent to the date of this prospectus supplement. This summary is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each US Holder. We advise you to satisfy yourself as to the tax consequences, including the consequences under US federal, state and local laws, of the acquisition, ownership and disposition of Series P preference shares or Series P ADSs by consulting your own tax advisors.

      For purposes of the Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended, US Holders of ADRs will be treated as owners of the Series P preference shares underlying their Series P ADSs.

Taxation of Dividends

      We are not required to withhold tax at source from dividend payments we make or from any amount (including any amounts in respect of accrued dividends) we distribute on a redemption or winding up. Because payments of dividends by us to non-UK investors are not subject to UK withholding tax, it is not necessary to apply the Treaty in order to receive a reduced rate of withholding.

      Distributions we make with respect to the Series P preference shares or Series P ADSs will be dividends for US federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for US federal income tax purposes. Dividends paid by us will not be eligible for the dividends received deduction that is generally allowed to corporations. Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2009 will constitute “qualified dividend income” that will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

      The US Treasury has announced its intention to promulgate rules which will permit persons required to file information returns to rely on certifications from a foreign issuer that dividends paid by such foreign issuer constitute qualified dividend income. As of the date of this prospectus supplement, such rules have not been promulgated.

      For US foreign tax credit purposes, dividends we distribute will constitute non US-source income. Special rules apply in determining the amount of qualified dividend income taken into account for US foreign tax credit limitation purposes.

Taxation of Capital Gains

      A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK taxation on capital gains realized on the disposal (including redemption) of such US Holder’s Series P preference share or Series P ADS unless, at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade (which for this purpose includes a profession or vocation) in the UK through a branch or agency and the Series P preference share or Series P ADS is, or has been, used, held or acquired for the purposes of this trade, permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

      A US Holder will, upon the sale, exchange or redemption of a Series P preference share or Series P ADS, recognize capital gain or loss for US federal income tax purposes (assuming, in the case of a redemption, that the US Holder does not own, and is not deemed to own, any of our voting shares) in an amount equal to the difference between the amount realized (excluding any declared but unpaid dividends, which will generally be treated as a dividend for US federal income tax purposes) and the US Holder’s tax basis in the Series P preference share or Series P ADS. Gain or loss will generally be US-source.

      A US Holder who is liable for both UK and US tax on a gain recognized on the disposal of a Series P preference share or Series P ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

      You should consult your tax advisors regarding the US federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary income for certain non-corporate taxpayers) and losses (the deductibility of which is subject to limitations).

Finance (No. 2) Act 2005

      If a corporate US Holder is subject to UK corporation tax by reason of carrying on a trade in the UK through a permanent establishment and its Series P preference share or Series P ADS is, or has been, used, held or acquired for the purposes of that permanent establishment, certain provisions introduced by the Finance (No. 2) Act 2005 will apply if the US Holder holds its Series P preference share or Series P ADS for a “tax avoidance purpose”. If these provisions apply, dividends on the Series P preference share or Series P ADS, as well as certain fair value credits and debits arising in respect of such Series P preference share or Series P ADS, will be brought within the charge to UK corporation tax on income and the UK tax position outlined in the preceding paragraphs under the sub-heading “Taxation of Capital Gains” in relation to such US Holder will not apply.

Estate and Gift Tax

      Subject to the discussion of the Estate Tax Treaty in the next paragraph, Series P preference shares or Series P ADSs beneficially owned by an individual may be subject to UK inheritance tax (subject to exemptions and reliefs) on the death of the individual or, in certain circumstances, if the Series P preference shares or Series P ADSs are the subject of a gift (including a transfer at less than fair market value) by such individual. (Inheritance tax is not generally chargeable on gifts to individuals or to certain types of trusts made more than seven years before the death of the donor.) Series P preference shares or Series P ADSs held by the trustees of a settlement will also be subject to UK inheritance tax. Special rules apply to such settlements.

      A Series P preference share or Series P ADS beneficially owned by an individual whose domicile is determined to be the US for purposes of the Estate Tax Treaty, and who is not a national of the UK at the relevant time, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the Series P preference share or Series P ADS except where the Series P preference share or Series P ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the US and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit system designed to avoid double taxation in a case where the Series P preference share or Series P ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

Stamp Duty and Stamp Duty Reserve Tax

      Based on our current understanding of H.M. Revenue & Customs’ practice, we expect that no UK stamp duty or stamp duty reserve tax (SDRT) will be payable on the delivery of Series P preference shares in bearer form to the custodian or the ADR depositary. However, if this understanding proves to be incorrect, we will pay or procure payment of any such UK stamp duty or SDRT which becomes payable on the delivery of the Series P preference shares in bearer form to the custodian or the ADR depositary.

      UK stamp duty will, subject to certain exceptions, be payable at the rate of 1.5% (rounded up, if necessary to the nearest £5) of the value of Series P preference shares in registered form on any instrument pursuant to which Series P preference shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers to the custodian for deposit under the ADR deposit agreement. UK SDRT, at the same rate, could also be payable in these circumstances but no SDRT will be payable if such stamp duty is paid. In accordance with the terms of the ADR deposit agreement, any tax or duty payable by the ADR depositary or the custodian on any of these transfers of Series P preference shares in registered form will be charged by the ADR depositary to the party to whom ADRs are delivered against such transfers.

      A transfer of a registered ADR executed and retained in the US will not give rise to UK stamp duty and an agreement to transfer a registered ADR will not give rise to SDRT.

      Subject to certain exceptions, a transfer of Series P preference shares in registered form will attract ad valorem UK stamp duty, and an unconditional agreement to transfer would attract SDRT provided that SDRT will not be payable if UK stamp duty has been paid, generally at the rate of 0.5% (rounded up, if necessary, to the nearest £5) on the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable.

      No UK stamp duty or SDRT is payable on the transfer by delivery of Series P preference shares in bearer form, provided that the agreement to transfer such Shares is not made in contemplation of, or as part of an arrangement for, a takeover of the Group.

UNDERWRITING

      Under the terms and subject to the conditions of the underwriting agreement, and the pricing agreement, each dated October 26, 2005, each underwriter named below has severally agreed to purchase from The Royal Bank of Scotland Group plc and The Royal Bank of Scotland Group plc has agreed to sell to such underwriter, the number of Series P preference shares in the form of Series P ADSs set forth opposite the name of such underwriter below.

Number of
Underwriter	Series P ADSs

Citigroup Global Markets Inc.	3,254,188
Greenwich Capital Markets, Inc.	3,208,333
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,208,333
Morgan Stanley & Co. Incorporated	3,208,333
UBS Securities LLC	3,208,333
Wachovia Capital Markets, LLC	3,208,333
A.G. Edwards & Sons, Inc.	91,666
Banc of America Securities LLC	91,666
Bear, Stearns & Co. Inc.	91,666
BNP Paribas Securities Corp.	91,666
Charles Schwab & Co., Inc.	91,666
Deutsche Bank Securities Inc.	91,666
Goldman, Sachs & Co.	91,666
H&R Block Financial Advisors, Inc.	91,666
HSBC Securities (USA) Inc.	91,666
J.P. Morgan Securities Inc.	91,666
KeyBanc Capital Markets, a division of McDonald Investments Inc.	91,666
Legg Mason Wood Walker, Incorporated	91,666
Lehman Brothers Inc.	91,666
Oppenheimer & Co. Inc.	91,666
Piper Jaffray & Co.	91,666
Raymond James & Associates, Inc.	91,666
RBC Dain Rauscher Inc.	91,666
Wells Fargo Investments, LLC	91,666
ABN AMRO Incorporated	45,833
Advest, Inc.	45,833
B.C. Ziegler and Company	45,833
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	45,833
D.A. Davidson & Co.	45,833
Davenport & Company LLC	45,833
Doley Securities, LLC	45,833
Ferris, Baker Watts, Incorporated	45,833
Guzman & Company	45,833
J.J.B. Hilliard, W.L. Lyons, Inc.	45,833
Janney Montgomery Scott LLC	45,833
Keefe, Bruyette & Woods, Inc.	45,833
Mesirow Financial, Inc.	45,833
Morgan Keegan & Company, Inc.	45,833
Pershing LLC	45,833
Robert W. Baird & Co. Incorporated	45,833
Ryan Beck & Co.	45,833
Samuel A. Ramirez & Co., Inc.	45,833
Southwest Securities, Inc.	45,833
Stifel, Nicolaus & Company, Incorporated	45,833
TD Waterhouse Investor Services, Inc.	45,833
Wedbush Morgan Securities Inc.	45,833
William Blair & Company, L.L.C	45,833

Total	22,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the Series P ADSs included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to take and pay for the total number of Series P ADSs offered hereby, if any such Series P ADSs are purchased.

      The Series P preference shares represented by Series P ADSs are offered for sale only in jurisdictions where it is legal to make such offers.

      Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Series P preference shares and Series P ADSs in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Series P preference shares and Series P ADSs in, from or otherwise involving the United Kingdom.

      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Series P preference shares or Series P ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Series P preference shares and Series P ADSs which has been approved by the competent authority in that Relevant Member State or where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Series P preference shares and Series P ADSs to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Royal Bank of Scotland Group plc of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of the above paragraph, the expression “an offer of Series P preference shares or Series P ADSs to the public” in relation to any Series P preference shares or Series P ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Series P preference shares or Series P ADSs to be offered so as to enable an investor to decide to purchase or subscribe the Series P preference shares or Series P ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

      The Series P ADSs will settle through the facilities of The Depository Trust Company, including its participants Clearstream Banking S.A., Luxembourg and Euroclear Bank S.A./N.V. The CUSIP number for the Series P ADSs is 780097 76 2 and the ISIN is US7800977628.

      The underwriters have advised us that they propose initially to offer the Series P ADSs to the public in the United States at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of US$0.50 per Series P ADS. The underwriters may allow, and such dealers may reallow, a discount not in excess of US$0.45 per Series P ADS on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the maximum underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Paid by us

Per Series P ADS	$0.7875
Total	$17,325,000

      During and after the offering, the underwriters may purchase and sell the Series P ADSs in the open market or otherwise. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Series P ADSs sold in the offering for their account may be reclaimed by the syndicate if such Series P ADSs are repurchased by the syndicate in stabilizing or covering transactions. These activities may have the effect of preventing or retarding a decline in the market price of the Series P ADSs. They may also cause the price of the Series P ADSs to be higher than the price that might otherwise prevail in the open market in the absence of these transactions. The underwriters may effect these transactions on the New York Stock Exchange, in the over the counter market, or otherwise. If the underwriters commence these transactions, they may discontinue them at any time.

      We have applied for the listing of the Series P preference shares and the Series P ADSs on the New York Stock Exchange. Trading of the Series P ADSs on the New York Stock Exchange is expected to commence within approximately 30 days after the delivery of the Series P ADSs. Prior to this offering, there has been no market for the Series P preference shares or the Series P ADSs. We can give you no assurance about the liquidity of the trading market for the Series P preference shares or the Series P ADSs.

      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      In the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

      The offering is being made in compliance with the requirements of Rule 2720 of the National Association of Securities Dealers, Inc. (the “NASD”) because Greenwich Capital Markets, Inc. and Citizens Securities, our wholly-owned indirect subsidiaries may participate in offerings under our shelf registration statement of which this prospectus supplement and the accompanying prospectus are a part. Greenwich Capital Markets, Inc. is participating as a co-manager in this offering. Maximum underwriting compensation for any offering under our shelf registration statement will not exceed 8% of the offering proceeds.

      All post-effective amendments or prospectus supplements disclosing actual price and selling terms will be submitted to the NASD Corporate Financing Department at the same time they are filed with the SEC. The Department will be advised if, subsequent to the filing of the offering, any 5% or greater shareholder of the issuer is or becomes an affiliate or associated person of an NASD member participating in the distribution. All NASD members participating in the offering understand the requirements that have to be met in connection with SEC Rule 415 and Notice-to-Members 88-101.

      It is expected that delivery of the Series P preference shares as represented by ADSs will be made against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the tenth New York business day following the date of pricing of the Series P preference shares (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, as amended, trades in the secondary market generally are required to settle in three New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series P preference shares prior to the third New York business day before the delivery of the Series P preference shares will be required, by virtue of the fact that the Series P preference shares initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series P preference shares who wish to make such trades should consult their own advisors.

LEGAL OPINIONS

      Our United States counsel, Davis Polk & Wardwell, and United States counsel for the underwriters, Sidley Austin Brown & Wood, will pass upon the validity of the Series P ADSs. Our Scottish solicitors, Dundas & Wilson CS LLP will pass upon the validity of the Series P preference shares under Scots law. Our English solicitors, Linklaters, will pass upon certain matters of English law relating to the issue and sale of the Series P preference shares.

PROSPECTUS

THE ROYAL BANK OF SCOTLAND GROUP plc

By this prospectus we may offer —

                DEBT SECURITIES

                DOLLAR PREFERENCE SHARES

up to an aggregate initial offering price of $9,000,000,000

or the equivalent thereof.

We will provide the

specific terms of these
securities in supplements to
this prospectus. You should
read this prospectus and the
supplements carefully
before you invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is October 25, 2005.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the US Securities and Exchange Commission (“SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $9,000,000,000 or the equivalent in one or more foreign currencies or currency units.

      This prospectus provides you with a general description of the debt securities and dollar preference shares we may offer, which we will refer to collectively as the “securities”. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement will provide information regarding certain tax consequences of the purchase, ownership and disposition of the offered securities. The prospectus supplement may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. We will file each prospectus supplement with the Securities and Exchange Commission. You should read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information”.

      The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC’s offices or obtained from the SEC’s website mentioned under the heading “Where You Can Find More Information”.

Certain Terms

      In this prospectus, the terms “we”, “us” or “our” refer to The Royal Bank of Scotland Group plc, the term “Group” or “RBSG” means The Royal Bank of Scotland Group plc and its subsidiaries, the term “RBS plc” means The Royal Bank of Scotland plc, the term “RBS” or the “Royal Bank” means RBS plc and its subsidiaries, the term “NWB Plc” means National Westminster Bank Plc and the term “NatWest” means NWB Plc and its subsidiaries.

      We publish our consolidated financial statements in pounds sterling (“£” or “sterling”). In this prospectus and any prospectus supplement, references to “dollars” and “$” are to United States dollars.

USE OF PROCEEDS

      Unless we have disclosed a specific plan in the accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus in the general business of our Group and to strengthen further our Group’s capital base. The Group has raised capital in various markets from time to time and we expect to continue to raise capital in appropriate markets as and when required.

THE ROYAL BANK OF SCOTLAND GROUP

      The Royal Bank of Scotland Group plc is the holding company of one of the world’s largest banking and financial services groups, with a market capitalisation of £53.7 billion at June 30, 2005. Headquartered in Edinburgh, the Group operates in the UK, US and internationally through its two principal subsidiaries, The Royal Bank of Scotland plc and National Westminster Bank Plc, both of which are major UK clearing banks whose origins go back over 275 years. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers. Our registered office is 36 St Andrew Square, Edinburgh EH2 2YB, Scotland and our principal place of business is RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ, Scotland, telephone +44 131 626 0000.

DESCRIPTION OF DEBT SECURITIES

      The following is a summary of the general terms of the debt securities. Each time that we issue debt securities, we will file a prospectus supplement with the SEC, which you should read carefully. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here. You should also read the indentures under which we will issue the debt securities, which we have filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

      All of these debt securities of any series will be our subordinated obligations. Debt securities that have no stated maturity will be issued under a capital securities indenture. Other debt securities will be issued under a subordinated debt indenture. The Bank of New York is trustee under both indentures.

General

      The debt securities are not deposits and are not insured by the United States Federal Deposit Insurance Corporation or any other government agency of the United States or the United Kingdom.

      The indentures do not limit the amount of debt securities that we may issue. We may issue debt securities in one or more series. The relevant prospectus supplement for any particular series of debt securities will describe the terms of the offered debt securities, including some or all of the following terms:

•	whether they are capital securities or subordinated debt securities;

•	their specific designation, authorized denomination and aggregate principal amount;

•	the price or prices at which they will be issued;

•	the annual interest rate or rates, or how to calculate the interest rate or rates;

•	the date or dates from which interest, if any, will accrue or the method, if any, by which such date or dates will be determined;

•	the times and places at which any interest payments are payable;

•	any date of maturity;

•	the terms of any mandatory or optional redemption, including the amount of any premium;

•	any modifications or additions to the events of defaults with respect to the debt securities offered;

•	any provisions relating to conversion or exchange for other securities issued by us;

•	the currency or currencies in which they are denominated and in which we will make any payments;

•	any index used to determine the amount of any payments on the debt securities;

•	any restrictions that apply to the offer, sale and delivery of the debt securities and the exchange of debt securities of one form for debt securities of another form;

•	whether and under what circumstances, if other than those described in this prospectus, we will pay additional amounts on the debt securities following certain developments with respect to withholding tax or information reporting laws and whether, and on what terms, if other than those described in this prospectus, we may redeem the debt securities following those developments;

•	the terms of any mandatory or optional exchange; and

•	any listing on a securities exchange.

      In addition, the prospectus supplement will describe the material US federal and UK tax considerations that apply to any particular series of debt securities.

      Debt securities may bear interest at a fixed rate or a floating rate. We will sell any subordinated debt securities that bear no interest, or that bear interest at a rate that at the time of issuance is below the prevailing market rate, at a discount to their stated principal amount.

      Holders of debt securities shall have no voting rights except those described under “— Modification and Waiver” below.

Form of Debt Securities; Book-Entry System

General

      Unless the relevant prospectus supplement states otherwise, the debt securities shall initially be represented by one or more global securities in registered form, without coupons attached, and will be deposited with or on behalf of one or more depositary, including, without limitation, The Depository Trust Company (“DTC”), Euroclear Bank S.A./ N.V. (“Euroclear Bank”), as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking S.A. (“Clearstream Luxembourg”), and will be registered in the name of such depositary or its nominee. Unless and until the debt securities are exchanged in whole or in part for other securities that we issue or the global securities are exchanged for definitive securities, the global securities may not be transferred except as a whole by the depositary to a nominee or a successor of the depositary.

      The debt securities may be accepted for clearance by DTC, Euroclear and Clearstream Luxembourg. Unless the relevant prospectus supplement states otherwise, the initial distribution of the debt securities will be cleared through DTC only. In such event, beneficial interests in the global debt securities will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its direct and indirect participants, including, as applicable, Euroclear and Clearstream Luxembourg.

      The laws of some states may require that certain investors in securities take physical delivery of their securities in definitive form. Those laws may impair the ability of investors to own interests in book-entry securities.

      So long as the depositary, or its nominee, is the holder of a global debt security, the depositary or its nominee will be considered the sole holder of such global debt security for all purposes under the indentures. Except as described below under “— Issuance of Definitive Securities”, no participant, indirect participant or other person will be entitled to have debt securities registered in its name, receive or be entitled to receive physical delivery of debt securities in definitive form or be considered the owner or holder of the debt securities under the indentures. Each person having an ownership or other interest in debt securities must rely on the procedures of the depositary, and, if a person is not a participant in the depositary, must rely on the procedures of the participant or other securities intermediary through which that person owns its interest to exercise any rights and obligations of a holder under the indentures or the debt securities.

Payments on the Global Debt Security

      Payments of any amounts in respect of any global securities will be made by the trustee to the depositary. Payments will be made to beneficial owners of debt securities in accordance with the rules and procedures of the depositary or its direct and indirect participants, as applicable. Neither we nor the trustee nor any of our agents will have any responsibility or liability for any aspect of the records of any securities intermediary in the chain of intermediaries between the depositary and any beneficial owner of an interest in a global security, or the failure of the depositary or any intermediary to pass through to any beneficial owner any payments that we make to the depositary.

The Clearing Systems

      DTC, Euroclear and Clearstream Luxembourg have advised us as follows:

      DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including parties that may act as underwriters, dealers or agents with respect to the securities, banks, trust companies, clearing corporations and certain other organizations, some of which, along with certain of their representatives and others, own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Euroclear. Euroclear Bank holds securities for its participants and clears and settles transactions between its participants through simultaneous electronic book-entry delivery against payment. Euroclear Bank provides various other services, including safekeeping, administration, clearance and settlement and securities lending and borrowing, and interfaces with domestic markets in several countries. Securities clearance accounts and cash accounts with Euroclear Bank are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear.

      Clearstream Luxembourg. Clearstream Luxembourg is incorporated under the laws of The Grand Duchy of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries.

Issuance of Definitive Securities

      So long as the depositary holds the global securities of a particular series of debt securities, such global securities will not be exchangeable for definitive securities of that series unless:

•	the depositary notifies the trustee that it is unwilling or unable to continue to act as depositary for the debt securities and the trustee does not appoint a successor to the depositary within 120 days;

•	we are wound up and we fail to make a payment on the debt securities when due; or

•	at any time we determine in our sole discretion that the global securities of a particular series of debt securities should be exchanged for definitive debt securities of that series in registered form.

      Each person having an ownership or other interest in a debt security must rely exclusively on the rules or procedures of the depositary as the case may be, and any agreement with any direct or indirect participant of the depositary, including Euroclear or Clearstream Luxembourg and their participants, as applicable, or any other securities intermediary through which that person holds its interest, to receive or direct the delivery of possession of any definitive security. The indentures permit us to determine at any time and in our sole discretion that debt securities shall no longer be represented by global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global securities at the request of each DTC participant. We would issue definitive certificates in exchange for any such beneficial interests withdrawn.

      Definitive debt securities will be issued in registered form only. To the extent permitted by law, we, the trustee and any paying agent shall be entitled to treat the person in whose name any definitive security is registered as its absolute owner.

      Payments in respect of each series of definitive securities will be made to the person in whose name the definitive securities are registered as it appears in the register for that series of debt securities. Payments will be made in respect of the debt securities by check drawn on a bank in New York or, if the holder requests, by transfer to the holder’s account in New York. Definitive securities should be presented to the paying agent for redemption.

      If we issue definitive debt securities of a particular series in exchange for a particular global debt security, the depositary, as holder of that global debt security, will surrender it against receipt of the definitive debt securities, cancel the book-entry debt securities of that series, and distribute the definitive debt securities of that series to the persons and in the amounts that the depositary specifies.

      If definitive securities are issued in the limited circumstances described above, those securities may be transferred in whole or in part in denominations of any whole number of securities upon surrender of the definitive securities certificates together with the form of transfer endorsed on it, duly completed and executed at the specified office of a paying agent. If only part of a securities certificate is transferred, a new securities certificate representing the balance not transferred will be issued to the transferor within three business days after the paying agent receives the certificate. The new certificate representing the balance will be delivered to the transferor by uninsured post at the risk of the transferor, to the address of the transferor appearing in the records of the paying agent. The new certificate representing the securities that were transferred will be sent to the transferee within three business days after the paying agent receives the certificate transferred, by uninsured post at the risk of the holder entitled to the securities represented by the certificate, to the address specified in the form of transfer.

Settlement

      Initial settlement for each series of debt securities and settlement of any secondary market trades in the debt securities will be made in same-day funds. Book-entry debt securities held through DTC will settle in DTC’s Same-Day Funds Settlement System.

Payments

      We will make any payments of interest and, in the case of subordinated debt securities, principal, on any particular series of debt securities on the dates and, in the case of payments of interest, at the rate or rates, that we set out in, or that are determined by the method of calculation described in, the relevant prospectus supplement.

Subordinated Debt Securities

      Unless the relevant prospectus supplement provides otherwise, if we do not make a payment on that series of subordinated debt securities on any payment date, our obligation to make that payment shall be deferred, if it is an interest payment, until the date upon which we pay a dividend on any class of our share capital and, if it is a principal payment, until the first business day after the date that falls six months after the original payment date (a “Deferred Payment Date”). If we fail to make a payment before the Deferred Payment Date, that failure shall not create a default or otherwise allow any holder to sue us for the payment or take any other action. Each payment that is deferred in this way will accrue interest at the rate prevailing in accordance with the terms of the series of debt securities immediately before the original payment date. Any payment deferred in this way shall not be treated as due for any purpose, including for the purposes of ascertaining whether or not a Subordinated Debt Security Default has occurred, until the Deferred Payment Date.

Capital Securities

      We are not required to make payments on any series of capital securities on any payment date and if we fail to make a payment, that shall not create a default. Any payment that we do not make in respect of any series of capital securities on any applicable payment date, together with any other unpaid payments, so long as they remain unpaid, shall be “Missed Payments” and will accumulate until paid. Missed Payments will not bear interest.

      We may choose to pay any Missed Payments in whole or in part at any time on not less than 14 days’ notice to the trustee, but all Missed Payments on all capital securities of a particular series outstanding at the time shall become due and payable in full upon the occurrence of an “Event of Default” or, subject to the “solvency condition”, a “Capital Security Default”. These terms are defined below under “— Events of Default and Defaults; Limitation of Remedies”. If we give notice that we intend to pay all or part of the Missed Payments on the capital securities of any series, we shall be obliged, subject to the solvency condition, to do so at the time specified in our notice.

      Except in a winding up, all payments on the capital securities of any series will be conditional upon our being solvent at the time of payment, and we will not make any payment unless we will still be solvent immediately afterwards. This is called the “solvency condition”. For this purpose, we shall be solvent if we are able to pay our debts as they fall due and our total non-consolidated assets exceed our total non-consolidated liabilities, excluding liabilities that do not constitute “Senior Claims” (as defined under “— Subordination” below) except in the case of the optional redemption or repurchase of any capital securities. A report as to our solvency by a director or, in certain circumstances, our auditors shall, unless there is a manifest error, be treated and accepted by us, the trustee and any holder of capital securities as correct and sufficient evidence of solvency or insolvency. If we fail to make any payment as a result of failure to satisfy the solvency condition, that payment will constitute a Missed Payment and will accumulate with any other Missed Payments until paid. In a winding up, the amount payable on capital securities of any series will be determined in accordance with the capital security subordination provisions described under “ — Subordination” below.

      You should note that if we are unable to make any payment on the capital securities of any series because we are not able to satisfy the solvency condition, the amount of any payment which we would otherwise make will be available to meet our losses.

Subordination

Subordinated Debt Securities

      Unless the relevant prospectus supplement provides otherwise, in a winding up, all payments on any series of subordinated debt securities will be subordinate to, and subject in right of payment to the prior payment in full of, all claims of all of our creditors other than claims in respect of any liability that is, or is expressed to be, subordinated, whether only in the event of a winding up or otherwise, to the claims of all or any of our creditors, in the manner provided in the subordinated debt indenture.

Capital Securities

      Unless the relevant prospectus supplement provides otherwise, in a winding up, the principal amount of, and payments and any Missed Payments on, any series of capital securities will be subordinate to, and subject in right of payment to the prior payment in full of, all Senior Claims. The following are “Senior Claims” in respect of any series of capital securities:

•	all claims of our unsubordinated creditors admitted in the winding up;

•	all claims of our creditors in respect of liabilities that are, or are expressed to be, subordinated, whether only in the event of a winding up or otherwise, to the claims of our unsubordinated creditors but not further or otherwise; and

•	all other claims except those that rank, or are expressed to rank, equally with or junior to the claims of any holder of capital securities of any series.

      Additional senior claims, if any, may be set forth in the accompanying prospectus supplement.

      If at any time an order is made or a shareholders’ resolution is passed for a winding up, any amounts that would have been payable in respect of the capital securities of any series if, on and after the day immediately before the winding up began, any holder of those capital securities had been the holder of preference shares in our capital with a preferential right to a return of assets in the winding up over the holders of all other issued shares, including all classes of our preference shares, will be payable on those capital securities. These amounts will be calculated assuming that such preference shares were entitled, to the exclusion of all other rights or privileges, to receive as a return of capital an amount equal to the principal amount of the capital securities of the series then outstanding, together with all payments accrued to the date of repayment at the rate provided for in those capital securities and any Missed Payments. Accordingly, no amount will be payable in a winding up on any series of capital securities until all Senior Claims admitted in the winding up have been paid in full.

General

      As a consequence of these subordination provisions, if winding up proceedings should occur, each holder may recover less ratably than the holders of our unsubordinated liabilities and, in the case of the holders of capital securities, the holders of certain of our subordinated liabilities, including the holders of subordinated debt securities. If, in any winding up, the amount payable on any series of debt securities and any claims ranking equally with that series are not paid in full, those debt securities and other claims ranking equally will share ratably in any distribution of our assets in a winding up in proportion to the respective amounts to which they are entitled. If any holder is entitled to any recovery with respect to the debt securities in any winding up or liquidation, the holder might not be entitled in those proceedings to a recovery in US dollars and might be entitled only to a recovery in pounds sterling or any other lawful currency of the UK.

      In addition, because we are a holding company, our rights to participate in the assets of any subsidiary if it is liquidated will be subject to the prior claims of its creditors, including, in the case of our bank subsidiaries, their depositors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

Additional Amounts

      Unless the relevant prospectus supplement provides otherwise, we will pay any amounts to be paid by us on any series of debt securities without deduction or withholding for, or on account of, any and all present and future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings imposed, levied, collected, withheld or assessed by or on behalf of the UK or any UK political subdivision or authority that has the power to tax (a “UK taxing jurisdiction”), unless such deduction or withholding is required by law. If at any time a UK taxing jurisdiction requires us to make such deduction or withholding, we will pay additional amounts with respect to the principal of, and payments and Missed Payments on, the debt securities (“Additional Amounts”) that are necessary in order that the net amounts paid to the holders of those debt securities, after the deduction or withholding, shall equal the amounts of principal and any payments and Missed Payments which would have been payable on that series of debt securities if the deduction or withholding had not been required. However, this will not apply to any tax that would not have been payable or due but for the fact that:

•	the holder or the beneficial owner of the debt securities is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or physically present in, a UK taxing jurisdiction or otherwise having some connection with the UK taxing jurisdiction other than the holding or ownership of a debt security, or the collection of any payment of, or in respect of, principal of, or any payments or Missed Payments on, any debt security of the relevant series;

•	except in the case of a winding up in the UK, the relevant debt security is presented (where presentation is required) for payment in the UK;

•	the relevant debt security is presented (where presentation is required) for payment more than 30 days after the date payment became due or was provided for, whichever is later, except to the extent that the holder would have been entitled to the Additional Amounts on presenting the debt security for payment at the close of that 30 day period;

•	the holder or the beneficial owner of the relevant debt security or the beneficial owner of any payment of or in respect of principal of, or any payments or Missed Payments on, the debt security failed to comply with a request by us or our liquidator or other authorized person addressed to the holder to provide information concerning the nationality, residence or identity of the holder or the beneficial owner or to make any declaration or other similar claim to satisfy any information requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of a UK taxing jurisdiction as a precondition to exemption from all or part of the tax;

•	the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to European Council Directive 2003/48/ EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such directive;

•	the relevant debt security is presented (where presentation is required) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant debt security to another paying agent in a Member State of the European Union; or

•	any combination of the above items;

nor shall Additional Amounts be paid with respect to the principal of, and payments and Missed Payments on, the debt securities to any holder who is a fiduciary or partnership or settlor or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of any taxing jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts, had it been the holder.

      Whenever we refer in this prospectus and any prospectus supplement, in any context, to the payment of the principal of or any payments, or any Missed Payments on, or in respect of, any debt security of any series, we mean to include the payment of Additional Amounts to the extent that, in the context, Additional Amounts are, were or would be payable.

Redemption

      Unless the relevant prospectus supplement provides otherwise and, in the case of capital securities, if the solvency condition is satisfied, we will have the option to redeem the debt securities of any series as a whole upon not less than 30 nor more than 60 days’ notice, on any payment date, at a redemption price equal to 100% of their principal amount together with any accrued but unpaid payments of interest, and all Missed Payments in the case of Capital Securities, to the redemption date, or, in the case of discount securities, their accreted face amount, together with any accrued interest, if we determine that as a result of a change in or amendment to the laws or regulations of a UK taxing jurisdiction, including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations, including a decision of any court or tribunal, which becomes effective on or after the date of the applicable prospectus supplement:

•	in making any payments or Missed Payments on the particular series of debt securities, we have paid or will or would on the next payment date be required to pay Additional Amounts;

•	payments, including Missed Payments, on the next payment date in respect of any of the series of debt securities would be treated as “distributions” within the meaning of Section 209 of the Income and Corporation Taxes Act 1988 of the UK, or any statutory modification or re-enactment of the Act; or

•	on the next payment date we would not be entitled to claim a deduction in respect of the payments in computing our UK taxation liabilities, or the value of the deduction to us would be materially reduced.

      In each case we shall be required, before we give a notice of redemption, to deliver to the trustee a written legal opinion of independent UK counsel of recognized standing, selected by us, in a form satisfactory to the trustee confirming that we are entitled to exercise our right of redemption.

      The relevant prospectus supplement will specify whether or not we may redeem the debt securities of any series, in whole or in part, at our option, in any other circumstances and, if so, the prices and any premium at which and the dates on which we may do so. In the case of capital securities, redemption will only be allowed if the solvency condition is satisfied. Any notice of redemption of debt securities of any series will state, among other items:

•	the redemption date;

•	the amount of debt securities to be redeemed if less than all of the series is to be redeemed;

•	the redemption price;

•	that the redemption price will, subject to the solvency condition, become due and payable on the redemption date and that payments will cease to accrue on such date; and

•	the place or places at which each holder may obtain payment of the redemption price.

      In the case of a partial redemption, the trustee shall select the debt securities to be redeemed in any manner which it deems fair and appropriate.

      We or any of our subsidiaries may at any time and from time to time purchase debt securities of any series in the open market or by tender (available to each holder of debt securities of the relevant series) or by private agreement, if applicable law allows and if, in the case of capital securities, the solvency condition is satisfied. Any debt securities of any series that we purchase beneficially for our own account, other than in connection with dealing in securities, will be treated as cancelled and will no longer be issued and outstanding.

      Under existing UK Financial Services Authority requirements, we may not make any redemption or repurchase of any debt securities beneficially for our own account, other than a repurchase in connection with dealing in securities, unless the UK Financial Services Authority consents in advance. The UK Financial Services Authority may impose conditions on any redemption or repurchase.

Modification and Waiver

      We and the trustee may make certain modifications and amendments of the applicable indenture with respect to any series of debt securities without the consent of the holders of the debt securities. We may make other modifications and amendments with the consent of the holder or holders of not less than 66 2/3% in aggregate principal amount of the debt securities of the series outstanding under the indenture that are affected by the modification or amendment, voting as one class. However, we may not make any modification or amendment without the consent of the holder of each debt security affected that would:

•	change the stated maturity of the principal amount of any subordinated debt security or the terms of any capital security to include a stated maturity date;

•	reduce the principal amount of or the payments or any Missed Payments with respect to any debt security;

•	change our obligation (or our successor’s) to pay Additional Amounts;

•	change the currency of payment;

•	impair the right to institute suit for the enforcement of any payment due and payable;

•	reduce the percentage in aggregate principal amount of outstanding debt securities of the series necessary to modify or amend the indenture or to waive compliance with certain provisions of the indenture and any past Event of Default, Subordinated Debt Security Default or Capital Security Default;

•	modify the subordination provisions or the terms of our obligations in respect of the due and punctual payment of the amounts due and payable on the debt securities in a manner adverse to the holders; or

•	modify the above requirements.

      In addition, material variations in the terms and conditions of debt securities of any series, including modifications relating to subordination, redemption, Events of Default, Subordinated Debt Security Defaults, Capital Security Defaults or Capital Security Payment Events, may require the consent of the UK Financial Services Authority.

Events of Default and Defaults; Limitation of Remedies

Events of Default

      Unless the relevant prospectus supplement provides otherwise, if (i) a court of competent jurisdiction makes an order which is not successfully appealed within 30 days or (ii) an effective shareholders’ resolution is validly adopted, for our winding up, other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency, that order or resolution will constitute an “Event of Default” with respect to the debt securities of each series. If an Event of Default occurs and is continuing, the trustee or the holder or holders of at least 25% in aggregate principal amount of the outstanding debt securities of each series may declare the principal amount of, any accrued but unpaid payments (or, in the case of discount securities, the accreted face amount, together with any accrued interest), and any Missed Payments, on the debt securities of the series to be due and payable immediately in accordance with the terms of the indenture. However, after this declaration but before the trustee obtains a judgment or decree for payment of money due, the holder or holders of a majority in aggregate principal amount of the outstanding debt securities of the series may rescind the declaration of acceleration and its consequences, but only if all Events of Default have been remedied and all payments due, other than those due as a result of acceleration, have been made.

Subordinated Debt Security Defaults

      Unless the relevant prospectus supplement provides otherwise, it shall be a “Subordinated Debt Security Default” with respect to any series of subordinated debt securities if:

•	any instalment of interest upon any subordinated debt security of that series is not paid on or before its Deferred Payment Date and such failure continues for 14 days; or

•	all or any part of the principal of any subordinated debt security of that series is not paid on its Deferred Payment Date, or when it otherwise becomes due and payable, whether upon redemption or otherwise, and such failure continues for seven days.

      If a Subordinated Debt Security Default occurs and is continuing, the trustee may pursue all legal remedies available to it, including commencing a proceeding for our winding up in England or Scotland (but not elsewhere), but the trustee may not declare the principal amount of any outstanding subordinated debt security due and payable. However, failure to make any payment on a series of subordinated debt securities shall not be a Subordinated Debt Security Default if it is withheld or refused in order to comply with any applicable fiscal or other law or regulation or order of any court of competent jurisdiction, or if there is doubt as to the validity or applicability of any law, regulation or order, in accordance with advice given at any time before the expiry of the applicable 14-day or 7-day period by independent legal advisors acceptable to the trustee. In the second case, the trustee may require us to take action (including proceedings for a court declaration) to resolve the doubt, if counsel advises it that such action is appropriate and reasonable in the circumstances, in which case we shall immediately take and expeditiously proceed with the action and shall be bound by any final resolution of the doubt. If any such action results in a determination that the relevant payment can be made without violating any applicable law, regulation or order then the payment shall become due and payable on the expiration of the applicable 14-day or 7-day period after the trustee gives written notice to us informing us of such determination.

      By accepting a subordinated debt security, each holder and the trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to the subordinated debt securities or the applicable indenture (or between our obligations under or in respect of any subordinated debt security and any liability owed by a holder or the trustee to us) that they might otherwise have against us, whether before or during our winding up.

Capital Security Defaults

      Unless the relevant prospectus supplement provides otherwise, it shall be a “Capital Security Default” with respect to any series of capital securities if:

•	we fail to pay or to set aside a sum to provide for payment of any Missed Payments on or prior to the date upon which a dividend is paid on any class of our share capital, or we make a redemption or repurchase of any other capital securities of the same series other than a repurchase in connection with dealing in securities, and such failure continues for 30 days; or

•	we fail to pay or to set aside a sum to provide for payment of the principal amount, any accrued but unpaid payments and any Missed Payments on the date fixed for redemption of the capital security and such failure continues for seven days.

      If any Capital Security Default shall occur and is continuing, the trustee may pursue all legal remedies available to it, including commencing a judicial proceeding for the collection of the sums due and unpaid or a proceeding for our winding up in England or Scotland (but not elsewhere), but the trustee may not declare the principal amount of any outstanding capital security to be due and payable. If we fail to make payment as described above and the solvency condition is not satisfied at the end of the 30-day or 7-day period following that failure, it shall not create a Capital Security Default but instead shall create a “Capital Security Payment Event”. On a Capital Security Payment Event, the trustee may institute proceedings in England or Scotland (but not elsewhere) for our winding up but may not pursue any other legal remedy, including a judicial proceeding for the collection of the sums due and unpaid.

      By accepting a capital security, each holder and the trustee will be deemed to have waived any right of set-off, counterclaim or combination of accounts with respect to the capital securities or the applicable indenture (or between our obligations under or in respect of any capital securities and any liability owed by a holder or the trustee to us) that they might otherwise have against us, whether before or during our winding up.

General

      The holder or holders of not less than a majority in aggregate principal amount of the debt securities of any series may waive any past Event of Default, Subordinated Debt Security Default, Capital Security Default or Capital Security Payment Event with respect to the series, except an Event of Default, Subordinated Debt Security Default or Capital Security Default in respect of the payment of principal of or payments or Missed Payments on, any debt security or a covenant or provision of the applicable indenture which cannot be modified or amended without the consent of each holder of debt securities of such series.

      Subject to the provisions of the applicable indenture relating to the duties of the trustee, if an Event of Default, Subordinated Debt Security Default, Capital Security Default or Capital Security Payment Event occurs and is continuing with respect to the debt securities of any series, the trustee will be under no obligation to any holder or holders of the debt securities of the series, unless they have offered reasonable indemnity to the trustee. Subject to the indenture provisions for the indemnification of the trustee, the holder or holders of a majority in aggregate principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the series, if the direction is not in conflict with any rule of law or with the applicable indenture and the trustee does not determine that the action would be unjustly prejudicial to the holder or holders of any debt securities of any series not taking part in that direction. The trustee may take any other action that it deems proper which is not inconsistent with that direction.

      The indentures provide that the trustee will, within 90 days after the occurrence of an Event of Default, Subordinated Debt Security Default, Capital Security Default or Capital Security Payment Event with respect to the debt securities of any series, give to each holder of the debt securities of the affected series notice of the Event of Default, Subordinated Debt Security Default, Capital Security Default, or Capital Security Payment Event known to it, unless the Event of Default, Subordinated Debt Security Default, Capital Security Default or Capital Security Payment Event has been cured or waived. However, the trustee shall be protected in withholding notice if it determines in good faith that withholding notice is in the interest of the holders.

      We are required to furnish to the trustee annually a statement as to our compliance with all conditions and covenants under the indenture.

Consolidation, Merger and Sale of Assets; Assumption

      We may, without the consent of the holders of any of the debt securities, consolidate with, merge into or transfer or lease our assets substantially as an entirety to, any person, provided that any successor corporation formed by any consolidation or amalgamation, or any transferee or lessee of our assets, is a company organized under the laws of any part of the United Kingdom that assumes our obligations on the debt securities and under the applicable indenture, and that certain other conditions are met.

      Subject to applicable law and regulation, any of our wholly-owned subsidiaries may assume our obligations under the debt securities of any series without the consent of any holder, provided that we unconditionally guarantee, on a subordinated basis in substantially the manner described under “— Subordination” above, the obligations of the subsidiary under the debt securities of that series. If we do, all of our direct obligations under the debt securities of the series and the applicable indenture shall immediately be discharged. Any Additional Amounts under the debt securities of the series will be payable in respect of taxes imposed by the jurisdiction in which the assuming subsidiary is incorporated, subject to exceptions equivalent to those that apply to any obligation to pay Additional Amounts in respect of taxes imposed by any UK taxing jurisdiction, rather than taxes imposed by any UK taxing jurisdiction. However, if we make payment under the guarantee, we shall be required to pay Additional Amounts related to taxes, subject to the exceptions described in “— Additional Amounts” above, imposed by any UK taxing jurisdiction by reason of the guarantee payment. The subsidiary that assumes our obligations will also be entitled to redeem the debt securities of the relevant series in the circumstances described in “— Redemption” above with respect to any change or amendment to, or change in the application or official interpretation of, the laws or regulations (including any treaty) of the assuming subsidiary’s jurisdiction of incorporation which occurs after the date of the assumption. However, the determination of whether the solvency condition has been satisfied shall continue to be made with reference to The Royal Bank of Scotland Group plc, unless applicable law requires otherwise.

      An assumption of our obligations under the debt securities of any series might be deemed for US federal income tax purposes to be an exchange of those debt securities for new debt securities by each beneficial owner, resulting in a recognition of taxable gain or loss for those purposes and possibly certain other adverse tax consequences. You should consult your tax advisor regarding the US federal, state and local income tax consequences of an assumption.

Governing Law

      The debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York, except that, as the indentures specify, the subordination provisions of each series of debt securities and the indentures will be governed by and construed in accordance with the laws of England.

Notices

      All notices to holders of registered debt securities shall be validly given if in writing and mailed, first-class postage prepaid, to them at their respective addresses in the register maintained by the trustee.

The Trustee

      The Bank of New York is the trustee under the indentures. The trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939. Subject to the provisions of the Trust Indenture Act of 1939, the trustee is under no obligation to exercise any of the powers vested in it by the indentures at the request of any holder of notes, unless offered reasonable indemnity by the holder against the costs, expense and liabilities which might be incurred thereby. We and certain of our subsidiaries maintain deposit accounts and conduct other banking transactions with The Bank of New York in the ordinary course of our business. The Bank of New York is also the book-entry depositary with respect to certain of our debt securities and the depositary with respect to the ADSs representing certain of our preference shares, and trustee with respect to certain of our exchangeable capital securities.

Consent to Service of Process

      Under the indentures, we irrevocably designate CT Corporation System as our authorized agent for service of process in any legal action or proceeding arising out of or relating to the indentures or any debt securities brought in any federal or state court in The City of New York, New York and we irrevocably submit to the jurisdiction of those courts.

DESCRIPTION OF DOLLAR PREFERENCE SHARES

      The following is a summary of the general terms of the dollar preference shares of any series. Each time that we issue dollar preference shares, we will file a prospectus supplement with the SEC, which you should read carefully. The prospectus supplement will designate the terms of the dollar preference shares of the particular series, which are set out in the resolutions establishing the series that our board of directors or an authorized committee thereof (referred to in this section as the board of directors) adopt. These terms may be different from those summarized below, and if so the applicable prospectus supplement will state that, and the description of the dollar preference shares of that series contained in the prospectus supplement will apply. You should also read our Articles of Association, which we have filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. You should read the summary of the general terms of the ADR deposit agreement under which American Depositary Receipts evidencing American Depositary Shares that may represent dollar preference shares may be issued, under the heading “Description of American Depositary Receipts”.

General

      Under our Articles of Association, our board of directors is authorized to provide for the issuance of dollar preference shares, in one or more series, with the dividend rights, liquidation value per share, redemption provisions, voting rights and other rights, preferences, privileges, limitations and restrictions that are set forth in resolutions providing for their issue adopted by our board of directors. Our board of directors may only provide for the issuance of dollar preference shares of any series if a resolution of our shareholders has authorized the allotment of shares.

      The dollar preference shares of any series will have the dividend rights, rights upon liquidation, redemption provisions and voting rights described below, unless the relevant prospectus supplement provides otherwise. You should read the prospectus supplement for the specific terms of any series, including:

•	the number of shares offered, the number of shares offered in the form of ADSs and the number of dollar preference shares represented by each ADS;

•	the public offering price of the series;

•	the liquidation value per share of that series;

•	the dividend rate, or the method of calculating it;

•	the place where we will pay dividends;

•	the dates on which dividends will be payable;

•	the circumstances under which dividends may not be payable;

•	voting rights;

•	the restrictions applicable to the sale and delivery of the dollar preference shares;

•	whether and under what circumstances we will pay additional amounts on the dollar preference shares in the event of certain developments with respect to withholding tax or information reporting laws;

•	any redemption, conversion or exchange provisions;

•	any listing on a securities exchange; and

•	any other rights, preferences, privileges, limitations and restrictions relating to the series.

      The prospectus supplement will also describe material US and UK tax considerations that apply to any particular series of dollar preference shares.

      The dollar preference shares of any series will rank junior as to dividends to the cumulative preference shares, equally as to dividends with other non-cumulative preference shares, the exchange preference shares of any series and the sterling preference shares, equally as to repayment of capital on a winding up or liquidation with other non-cumulative preference shares, the exchange preference shares of any series, the sterling preference shares and the cumulative preference shares and, unless the resolutions of our board of directors establishing any series of dollar preference shares specify otherwise and the related prospectus supplement so states, will rank equally in all respects with the dollar preference shares of each other series and any other of our shares which are expressed to rank equally with them. The preferential rights to dividends of the holders of the cumulative preference shares are cumulative whereas the preferential rights to dividends of the holders of any series of dollar preference shares, any series of exchange preference shares, the euro preference shares, and any sterling preference shares will be or are non-cumulative. Holders of dollar preference shares will have no pre-emptive rights.

      The dollar preference shares will rank in priority to our additional value shares and our ordinary shares as regards the right to receive dividends and rights to repayment of capital if we are wound up or liquidated, whether or not voluntarily.

      There are no restrictions under our articles of association or under Scots law as currently in effect that limit the right of non-resident or foreign owners, as such, to acquire dollar preference shares of any series freely or, when entitled to vote dollar preference shares of a particular series, to vote those dollar preference shares. There are currently no English or Scots laws, decrees, or regulations that would prevent the remittance of dividends or other payments on the dollar preference shares of any series to non-resident holders.

Dividends

      Non-cumulative preferential dividends on each series of dollar preference shares will be payable at the rate or rates and on the dates set out in the relevant prospectus supplement and will accrue from their date of issue.

      Pursuant to our articles of association, our board of directors may resolve prior to the issue and allotment of any series of dollar preference shares that full dividends on such series of dollar preference shares in respect of a particular dividend payment date will not be declared and paid if, (i) in its sole and absolute discretion, the board of directors resolves prior to the relevant dividend payment date that such dividend (or part thereof) shall not be paid and/or (ii) in the opinion of the board of directors, payment of a dividend would breach or cause a breach of the capital adequacy requirements of the UK Financial Services Authority that apply at that time to us and/or any of our subsidiaries, or subject to the next following paragraph, our distributable profits, after the payment in full, or the setting aside of a sum to provide for the payment in full, of all dividends stated to be payable on or before the relevant dividend payment date on the cumulative preference shares (and any arrears of dividends thereon), are insufficient to cover the payment in full of dividends on that series of dollar preference shares and dividends on any of our other preference shares stated to be payable on the same date as the dividends on that series and ranking equally as to dividends with the dollar preference shares of that series (including the payment in full of any arrears of dividends on any equally ranking cumulative preference shares then in issue). The UK Companies Act 1985 defines “distributable profits” as, in general terms, and subject to adjustment, accumulated realized profits less accumulated realized losses.

      Unless the applicable prospectus supplement states otherwise, if dividends are to be paid but our distributable profits are, in the opinion of the board of directors, insufficient to enable payment in full of dividends on any series of dollar preference shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on any other non-cumulative preference shares and any other share capital (other than the cumulative preference shares) expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on or before such date on any cumulative preference share, then the board of directors shall (subject always to sub-clauses (i) and (ii) of the preceding paragraph) declare and pay dividends to the extent of the available distributable profits on a pro rata basis so that (subject as aforesaid) the amount of dividends declared per share on the dollar preference shares of the series and the dividends stated to be payable on such date on any other non-cumulative preference shares and any other share capital (other than the cumulative preference shares) expressed to rank pari passu therewith will bear to each other the same ratio that accrued dividends per share on the dollar preference shares of the series and other non-cumulative preference shares, and any other share capital (other than cumulative preference shares), bear to each other. If any dividend or part of a dividend on any series of dollar preference shares is not payable for the reasons described above, the board of directors may, if applicable law permits, pay a special non-cumulative preferential dividend on the series of dollar preference shares at a rate not exceeding one US cent per share. However, under our articles of association, no dividend shall be payable in contravention of the special rights attaching to any of our shares.

      Dividends on the cumulative preference shares, including any arrears, are payable in priority to any dividends on any series of dollar preference shares, and as a result, we may not pay any dividend on any series of dollar preference shares unless we have declared and paid in full dividends on the cumulative preference shares, including any arrears.

      If we have not declared and paid in full the dividend stated to be payable on any series of dollar preference shares on the most recent dividend payment date, or if we have not set aside a sum to provide for payment in full, in either case for the reasons set out in sub-clause (ii) of the second paragraph of this section, we may not declare or pay any dividends upon any of our other share capital (other than the cumulative preference shares) and we may not set aside any sum to pay such dividends, unless, on the date of declaration, we set aside an amount equal to the dividend for the then-current dividend period payable on that series of dollar preference shares to provide for the payment in full of the dividend on that series of dollar preference shares on the next dividend payment date. If we have not declared and paid in full any dividend payable on any series of dollar preference shares on any dividend payment date, or if we have not set aside a sum to provide for payment in full, in either case for the reasons set out in sub-clause (ii) of the second paragraph of this section, we may not redeem, purchase or otherwise acquire for any consideration any of our other share capital and may not set aside any sum or establish any sinking fund to redeem, purchase or otherwise acquire them, until we have declared and paid in full dividends on that series of dollar preference shares in respect of successive dividend periods singly or together aggregating no less than 12 months.

      In addition, if we have not declared and paid in full the dividend stated to be payable on any other series of dollar preference shares, or on any of our non-cumulative preference shares, or if we have not set aside a sum to provide for payment in full, in either case for the reasons set out in sub-clause (ii) of the second paragraph of this section, then:

•	we may not declare or pay dividends on that series of dollar preference shares, and we may not set aside any sum for payment of such dividends, unless, on the declaration date, we set aside an amount equal to the dividend on that other series of non-cumulative dollar preference shares or other non-cumulative preference shares for the then-current dividend period for payment in full on the next applicable dividend payment date; and

•	we may not redeem, repurchase or otherwise acquire any dollar preference shares of that series, and we may not set aside any sum nor establish any sinking fund therefor, until such time as we have declared and paid in full dividends on that other series of non-cumulative dollar preference shares or other non-cumulative preference shares in respect of successive dividend periods singly or together aggregating no less than 12 months.

      To the extent that any dividend on any dollar preference share to which sub-clause (i) of the second paragraph of this section applies is, on any occasion, not declared and paid by reason of the exercise of the board of directors’ discretion referred to in sub-clause (i) of the second paragraph of this section, holders of such dollar preference shares shall have no claim in respect of such non-payment. In addition, such non-payment shall not prevent or restrict (a) the declaration and payment of dividends on any other series of dollar preference shares or on any of our non-cumulative preference shares expressed to rank pari passu with our dollar preference shares, (b) the setting aside of sums for the payment of dividends referred to in (a), (c) except as set forth in the following paragraph, the redemption, purchase or other acquisition of our shares by us, or (d) except as set forth in the following paragraph, the setting aside of sums, or the establishment of sinking funds, for any such redemption, purchase or other acquisition by us.

      If we have not declared and paid in full the dividend stated to be payable on any series of dollar preference shares as a result of the board of directors’ discretion referred to in sub-clause (i) of the second paragraph of this section, then we may not redeem, purchase or otherwise acquire for any consideration any of our share capital ranking after such dollar preference shares, and may not set aside any sum nor establish any sinking fund for the redemption, purchase or other acquisition thereof, until such time as we have declared and paid in full dividends on such series of dollar preference shares in respect of successive dividend periods singly or together aggregating no less than 12 months. In addition, no dividend may be declared or paid on any of our share capital ranking after such dollar preference shares as to dividends until such time as the dividend stated to be payable on the dollar preference shares to which the discretion in sub-clause (i) of the second paragraph of this section applies in respect of a dividend period has been declared and paid in full.

      No series of dollar preference shares shall be treated as ranking after any other series of preference shares with which it is expressed to rank pari passu as regards participation in profits, by reason only of the board of directors’ discretion referred to in sub-clause (i) of the second paragraph of this section, or any dividend on that series not being paid by virtue of such discretion.

      Dividends on the dollar preference shares of any series will be non-cumulative. If the board of directors does not pay a dividend or any part of a dividend when due on a dividend payment date in respect of any series of dollar preference shares because it is not required to do so, then holders of dollar preference shares of the applicable series will have no claim in respect of the non-payment and we will have no obligation to pay the dividend accrued for the dividend period or to pay any interest on the dividend, whether or not dividends on the dollar preference shares of the series are declared for any future dividend period. The holders of the dollar preference shares of any series will have no right to participate in our profits.

      Any dividend which has remained unclaimed for 12 years from the date when it became due shall be forfeited and shall revert to us.

      We will calculate the amount of dividends payable on the dollar preference shares of any series for each dividend period using the method determined by the board of directors before the shares are issued, except for any dividend period shorter than a full dividend period, for which the amount of dividend payable will be calculated on the basis of 12 30-day months, a 360-day year and the actual number of days elapsed in the period.

      Dividends declared on the dollar preference shares of any series will be payable to the ADR depositary or the record holders as they appear on the register on the appropriate record dates, which will be the number of days before the relevant dividend payment dates that the board of directors determines before the allotment of the particular series. If applicable fiscal or other laws and regulations permit, each payment will be made, in the case of dollar preference shares of any series in bearer form, by dollar check drawn on, or by transfer to a dollar account maintained by the payee with, a bank in London or in The City of New York or, in the case of dollar preference shares of any series in registered form, by dollar check drawn on a bank in London or in The City of New York and mailed to the record holder at the holder’s address as it appears on the register for the dollar preference shares. If any date on which dividends are payable on the dollar preference shares of any series is not a business day, then we will pay the dividend on the next business day, without any interest or other payment in respect of the delay, unless it falls in the next calendar month, in which case we will make the payment on the preceding business day. A “business day” is any day on which banks are open for business, and foreign exchange dealings may be conducted, in London and The City of New York.

Liquidation Rights

      If we are wound up or liquidated, whether or not voluntarily, the holders of the dollar preference shares of each series will be entitled to receive out of our surplus assets available for distribution to shareholders, after payment of arrears (if any) of dividends on the cumulative preference shares up to the date of payment, equally with our cumulative preference shares, any other series of non-cumulative preference shares then outstanding, and all of our other shares ranking equally with that series of dollar preference shares as regards participation in our surplus assets, a distribution in US dollars per dollar preference share equal to the liquidation value per share, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of our ordinary shares or any other class of our shares ranking after the dollar preference shares of that series. If the assets available for distribution are insufficient to pay in full the amounts payable with respect to the dollar preference shares of that series and any of our other preference shares ranking equally as to any such distribution with those dollar preference shares, the holders of those dollar preference shares and other preference shares will share ratably in any distribution of our surplus assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidation distribution to which they are entitled, the holders of the dollar preference shares will have no right or claim to any of our surplus assets and will not be entitled to any further participation in surplus assets. If the holders of the dollar preference shares are entitled to any recovery with respect to the dollar preference shares in any winding up or liquidation, they might not be entitled in such proceedings to a recovery in US dollars and might be entitled only to a recovery in pounds sterling.

Optional Redemption

      Unless the relevant prospectus supplement specifies otherwise, we may redeem the dollar preference shares of each series, at our option, in whole or in part from time to time, on any date later than five years after they are issued, in accordance with the notice period and at the redemption prices set forth in the prospectus supplement plus the dividends otherwise payable for the then-current dividend period accrued to the redemption date.

      Each notice of redemption will specify:

•	the redemption date;

•	the particular dollar preference shares of the series to be redeemed;

•	the redemption price, specifying the amount of the accrued but unpaid dividend per share to be included and stating that dividends shall cease to accrue on redemption; and

•	the place or places where holders may surrender documents of title and obtain payment of the redemption price.

      Our Articles of Association provide that no defect in the notice of redemption or in the giving of the notice will affect the validity of the redemption proceedings.

      If fewer than all of the outstanding dollar preference shares of a series are to be redeemed, our Articles of Association provide that, for the purposes of determining the particular dollar preference shares to be redeemed, we shall cause a drawing to be made in the presence of our independent auditors.

      If certain limitations contained in the Articles of Association, the special rights of any of our shares, and the provisions of applicable law permit, we may, at any time or from time to time, purchase outstanding dollar preference shares of any series by tender, available to all holders of those dollar preference shares, in the open market, or by private agreement, in each case upon the terms and conditions that the board of directors shall determine. Any dollar preference shares of any series that we purchase for our own account will pursuant to applicable law be treated as cancelled and will no longer be issued and outstanding.

      Under existing UK Financial Services Authority requirements, we may not redeem or purchase any dollar preference shares unless the UK Financial Services Authority consents in advance. The UK Financial Services Authority may impose conditions on any redemption or purchase.

Voting Rights

      The holders of the dollar preference shares of any series will not be entitled to receive notice of, attend or vote at any general meeting of our shareholders except as provided by applicable law or as described below.

      If any resolution is proposed for adoption by our shareholders varying or abrogating any of the rights attaching to the dollar preference shares of a particular series or proposing that we be wound up, the holders of the outstanding dollar preference shares will be entitled to receive notice of and to attend the general meeting of shareholders at which the resolution is to be proposed and will be entitled to speak and vote on that resolution, but not on any other resolution. In addition, if, before any general meeting of shareholders, we have failed to pay in full the dividend payable on the dollar preference shares of a particular series for a number of dividend periods specified in the relevant prospectus supplement, the holders of the dollar preference shares of that series shall be entitled to receive notice of, attend, speak and vote at that meeting on all matters. In these circumstances only, the rights of the holders of dollar preference shares of that series to vote shall continue until we have resumed the payment in full of dividends on the dollar preference shares of that series for the number of dividend periods specified in the prospectus supplement. Holders of any series of dollar preference shares shall be entitled to receive notice of, attend, speak and vote at general meetings in other circumstances if the board of directors determines, as specified in the prospectus supplement.

      Whenever holders of dollar preference shares are entitled to vote at a general meeting of shareholders, on a show of hands each holder present in person shall have one vote and on a poll each holder present in person or by proxy shall have the number of votes for each dollar preference share of the relevant series that the board of directors determines, as specified in the relevant prospectus supplement.

      Our Articles of Association provide that all resolutions shall be decided on a show of hands unless, either before or on the declaration of the result of the vote taken on a show of hands, a poll is demanded by:

•	the chairman of the meeting;

•	not less than three shareholders present in person or by proxy;

•	the ADR depositary;

•	a shareholder or shareholders, including holders of any series of dollar preference shares entitled to vote on the resolution, present in person or by proxy who represent at least 10% of the total voting rights of all shareholders entitled to vote on the resolution; or

•	a shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right.

      The holders, including holders of any series of dollar preference shares at a time when they have voting rights as a result of our having failed to pay dividends on the series for the number of dividend periods specified in the applicable prospectus supplement, of not less than 10% of the paid up capital that at the relevant date carries the right of voting at our general meetings are entitled to require our board of directors to convene an extraordinary general meeting. In addition, the holders of any series of dollar preference shares may have the right to vote separately as a class in certain circumstances as described below under the heading “— Variation of Rights”.

      At June 30, 2005, we had approximately 3,182 million ordinary shares outstanding. The dollar preference shares of any series will not limit our ability to issue additional ordinary shares.

Form and Denomination

      The dollar preference shares of any series will, when issued, be fully paid and, as such, will not be subject to a call for any additional payment. For each dollar preference share of each series issued, an amount equal to its nominal value will be credited to our issued share capital account and an amount equal to the difference between its issue price and its nominal value will be credited to our share premium account.

      The dollar preference shares of each series will be represented by a single certificate. If in registered form, the certificate will be issued to the ADR depositary and if in bearer form the certificate will be deposited with the ADR depositary under the ADR deposit agreement. We may consider the ADR depositary one holder of any series of dollar preference shares so deposited for all purposes. Unless the relevant prospectus supplement specifies otherwise, dollar preference shares of any series withdrawn from deposit under the ADR deposit agreement will be evidenced by share certificates in registered form without dividend coupons. If an ADR holder elects to receive share certificates in registered form, the share certificates will be delivered at the time of withdrawal. Unless the prospectus supplement specifies otherwise, the dollar preference shares of any series may not be withdrawn from deposit in bearer form.

      Title to dollar preference shares of any series in registered form will pass by transfer and registration on the register for the dollar preference shares of the series. Title to dollar preference shares of any series in bearer form, or to any dividend coupons appertaining to them, will pass by delivery of the relevant bearer share warrants or dividend coupons. If our Articles of Association and the limitations described in the following paragraph and in any relevant prospectus supplement permit, dollar preference shares of a particular series in bearer form will be exchangeable for the same number of dollar preference shares of the series in registered form upon surrender of the relevant bearer share warrants and all unmatured dividend coupons, if any, appertaining to them. Unless the prospectus supplement specifies otherwise, dollar preference shares of any series in registered form will not be exchangeable, in whole or in part, for dollar preference shares of such series in bearer form.

      Each exchange or registration of transfer of dollar preference shares of any series in registered form will be effected by entry on the register for the dollar preference shares of the series kept by our registrar at its office in the UK. See “— Registrar and Paying Agent” below. Any exchange or registration of transfer will be effected without charge to the person requesting the exchange or registration, but the requesting person will be required to pay any related taxes, stamp duties or other governmental charges. The exchange of dollar preference shares of any series in bearer form for the dollar preference shares of such series in registered form will also be subject to applicable UK tax laws and regulations in effect at the time of the exchange. No exchange will be made unless any resulting taxes, stamp duties or other governmental charges have been paid to us.

Variation of Rights

      If applicable law permits, the rights attached to any series of dollar preference shares may be varied or abrogated only with the written consent of the holders of 75% in nominal value of the outstanding dollar preference shares of that series or with the sanction of an extraordinary resolution passed at a separate class meeting of the holders of the outstanding dollar preference shares of that series. An extraordinary resolution will be adopted if passed by a majority of 75% of those holders voting in person or by proxy at the meeting. The quorum required for any such class meeting will be two persons at least holding or representing by proxy one-third in nominal amount of the outstanding dollar preference shares of the particular series affected, except at any adjourned meeting, where any two holders present in person or by proxy will constitute a quorum.

      The written consent of the holders of 75% in nominal value of the outstanding dollar preference shares of a particular series or the sanction of an extraordinary resolution passed at a separate class meeting of holders of the outstanding dollar preference shares of the series will be required if our directors propose to authorize, create or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in our profits or assets, other than if we redeem or purchase the shares, in priority to the series of dollar preference shares.

      If we have paid the most recent dividend payable on the dollar preference shares of a particular series in full, the rights attached to that series will not be deemed to be varied by the creation or issue of any further series of dollar preference shares or of any sterling preference shares or of any other further shares ranking equally as regards participation in our profits or assets with or junior to the dollar preference shares of that series, whether carrying identical rights or different rights in any respect, including as to dividend, premium on a return of capital, redemption or conversion or denominated in dollars or any other currency.

Notices of Meetings

      We will cause a notice of any meeting at which holders of dollar preference shares of a particular series are entitled to vote to be mailed to each record holder of dollar preference shares of that series. Each such notice will state:

•	the date of the meeting;

•	a description of any resolution to be proposed for adoption at the meeting on which those holders are entitled to vote; and

•	instructions for the delivery of proxies.

      A holder of dollar preference shares of any series in registered form who is not registered with an address in the UK and who has not supplied an address within the UK to us for the purpose of notices is not entitled to receive notices of meetings. For a description of notices that we will give to the ADR depositary and that the ADR depositary will give to ADR holders, you should see “Where You Can Find More Information”.

Governing Law

      The creation and issuance of the dollar preference shares of any series and the rights attached to them shall be governed by and construed in accordance with Scots law.

Registrar and Paying Agent

      Unless the relevant prospectus supplement specifies otherwise, Computershare Services PLC will act as registrar and paying agent for the dollar preference shares of each series. Computershare’s current address is The Pavilions, Bridgewater Road, Bristol BS99 7SF, United Kingdom.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

      The following is a summary of the general terms and provisions of the ADR deposit agreement under which the ADR depositary will issue the ADRs. The ADR deposit agreement is among us, The Bank of New York, as depositary, and all holders from time to time of ADRs issued under it. This summary does not purport to be complete. You should read the ADR deposit agreement, which we have filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may also read the ADR deposit agreement at the principal offices of The Bank of New York in The City of New York and London.

American Depositary Receipts

      ADRs will evidence ADSs of a particular series, which will represent dollar preference shares of a corresponding series. Unless the relevant prospectus supplement specifies otherwise, each ADS will represent one dollar preference share, or evidence of rights to secure one dollar preference share, deposited with the ADR depositary or the London branch of The Bank of New York, as custodian. An ADR may evidence any number of ADSs of the corresponding series.

Deposit and Withdrawal of Deposited Securities

      Upon receipt of dollar preference shares of a particular series or evidence of rights to receive dollar preference shares, and subject to the terms of the ADR deposit agreement, the ADR depositary will execute and deliver at its principal office, which is presently located at 101 Barclay Street, New York, New York 10286, USA, to the person or persons specified by the depositor in writing upon payment of the fees, charges and taxes provided in the ADR deposit agreement, an ADR or ADRs registered in the name of that person or persons evidencing the number of ADSs of the series corresponding to the dollar preference shares of that series.

      Upon surrender of ADRs at the principal office of the ADR depositary and upon payment of the taxes, charges and fees provided in the ADR deposit agreement and subject to the terms of the ADR deposit agreement, an ADR holder is entitled to delivery to or upon its order, at the principal office of the ADR depositary or at the office of the custodian in London, of dollar preference shares of the relevant series in registered form in respect of the deposited dollar preference shares and any other documents of title evidenced by the surrendered ADRs. The forwarding of share certificates and other documents of title for delivery at the principal office of the ADR depositary will be at the risk and expense of the ADR holder.

      The ADR depositary will not deliver ADRs except upon receipt of dollar preference shares of the relevant series and will not deliver dollar preference shares of the relevant series except on receipt of ADRs issued under the ADR deposit agreement.

Dividends and Other Distributions

      The ADR depositary will distribute all cash dividends or other cash distributions that it receives in respect of deposited dollar preference shares of a particular series to ADR holders in proportion to their holdings of ADSs of the series representing the dollar preference shares. The cash amount distributed will be reduced by any amounts that we or the ADR depositary must withhold on account of taxes.

      If we make any distribution other than in cash in respect of any deposited dollar preference shares of a particular series, the ADR depositary will distribute the property received by it to ADR holders in proportion to their holdings of ADSs of the series representing the dollar preference shares. If a distribution that we make in respect of deposited dollar preference shares of a particular series consists of a dividend in, or free distribution of, dollar preference shares of the series, the ADR depositary may, if we approve, and will, if we request, distribute to ADR holders, in proportion to their holdings of ADSs of the series representing the dollar preference shares, additional ADRs for an aggregate number of ADSs of that series received as the dividend or free distribution. If the ADR depositary does not distribute additional

ADRs, each ADS of that series will from then also represent the additional dollar preference shares of the corresponding series distributed in respect of the deposited dollar preference shares before the dividend or free distribution.

      If the ADR depositary determines that any distribution in property, other than cash or dollar preference shares of a particular series, cannot be made proportionately among ADR holders or if for any other reason, including any requirement that we or the ADR depositary withhold an amount on account of taxes, the ADR depositary deems that such a distribution is not feasible, the ADR depositary may dispose of all or a portion of the property in the amounts and in the manner, including by public or private sale, that it deems equitable and practicable, and it will distribute the net proceeds of any such sale or the balance of any such property after deduction of any taxes that we or the ADR depositary must withhold to ADR holders as in the case of a distribution received in cash.

Redemption of ADSs

      If we redeem any dollar preference shares of a particular series, the ADR depositary will redeem, from the amounts that it receives from the redemption of deposited dollar preference shares, a number of ADSs of the series representing those dollar preference shares which corresponds to the number of deposited dollar preference shares. The ADS redemption price will correspond to the redemption price per share payable with respect to the redeemed dollar preference shares. If we redeem less than all of the outstanding dollar preference shares of a particular series, the ADR depositary will select the ADSs of the corresponding series to be redeemed, either by lot or in proportion to the number of dollar preference shares represented. We must give our notice of redemption in respect of the dollar preference shares of a particular series to the ADR depositary before the redemption date and the ADR depositary will promptly deliver the notice to all holders of ADRs of the corresponding series.

Record Dates

      Whenever any dividend or other distribution becomes payable or shall be made in respect of dollar preference shares of a particular series, or any dollar preference shares of a particular series are to be redeemed, or the ADR depositary receives notice of any meeting at which holders of dollar preference shares of a particular series are entitled to vote, the ADR depositary will fix a record date for the determination of the ADR holders who are entitled to receive the dividend, distribution, amount in respect of redemption of ADSs of the corresponding series, or the net proceeds of their sale, or to give instructions for the exercise of voting rights at the meeting, subject to the provisions of the ADR deposit agreement. Such record date will be as close in time as practicable to the record date for the dollar preference shares.

Voting of the Underlying Deposited Securities

      Upon receipt of notice of any meeting at which holders of dollar preference shares of a particular series are entitled to vote, the ADR depositary will, as soon as practicable thereafter, mail to the record holders of ADRs of the corresponding series a notice which shall contain:

•	a summary of the notice of meeting;

•	a statement that the record holders of ADRs at the close of business on a specified record date are entitled under the ADR deposit agreement, if applicable laws and regulations and our Articles of Association permit, to instruct the ADR depositary as to the exercise of the voting rights pertaining to the dollar preference shares of the series represented by their ADSs; and

•	a brief statement of how they may give instructions, including an express indication that they may instruct the ADR depositary to give a discretionary proxy to a designated member or members of our board of directors.

      The ADR depositary has agreed that it will try, if practicable, to vote or cause to be voted the dollar preference shares in accordance with any written nondiscretionary instructions of record holders of ADRs that it receives on or before the date set by the ADR depositary. The ADR depositary has agreed not to vote the dollar preference shares except in accordance with written instructions from the record holders of ADRs.

Inspection of Transfer Books

      The ADR depositary will keep books, at its transfer office in The City of New York, for the registration and transfer of ADRs that at all reasonable times will be open for inspection by ADR holders. However, this inspection may not be for the purpose of communicating with ADR holders in the interest of a business or object other than our business or a matter related to the ADR deposit agreement or the ADRs.

Reports and Notices

      The ADR depositary will make available at its principal office for inspection by ADR holders any reports and communications received from us that are both received by the ADR depositary as the holder of dollar preference shares of the applicable corresponding series and made generally available to the holders of those dollar preference shares by us, including our annual report and accounts. The ADR depositary will also mail copies of those reports to ADR holders when furnished by us as provided in the ADR deposit agreement.

      On or before the first date on which we give notice, by publication or otherwise, of any meeting at which holders of the dollar preference shares of a particular series are entitled to vote, or of any reconvening of any such adjourned meeting of holders, or of the taking of any action in respect of any cash or other distributions on or any redemption of dollar preference shares of a particular series, we shall transmit to the ADR depositary a copy of the notice in the form given or to be given to holders of the dollar preference shares. The ADR depositary will, at our expense, arrange for the prompt transmittal by the custodian to the ADR depositary of such notices, and, if we request in writing, arrange for the mailing, at our expense, of copies to all holders of ADRs evidencing ADSs of the corresponding series.

Amendment and Termination of the ADR Deposit Agreement

      The form of the ADRs evidencing ADSs of a particular series and any provisions of the ADR deposit agreement relating to those ADRs may at any time and from time to time be amended by agreement between us and the ADR depositary in any respect which we may deem necessary or desirable. Any amendment that imposes or increases any fees or charges, other than taxes and other governmental charges, or that otherwise prejudices any substantial existing right of holders of outstanding ADRs evidencing ADSs of a particular series, will not take effect as to any ADRs until 30 days after notice of the amendment has been given to the record holders of those ADRs. Every holder of any ADR at the time an amendment becomes effective, if it has been given notice, will be deemed by continuing to hold the ADR to consent and agree to the amendment and to be bound by the ADR deposit agreement or the ADR as amended. In no event may any amendment impair the right of any holder of ADRs to surrender ADRs and receive in return the dollar preference shares of the corresponding series and other property represented by the ADRs.

      Whenever we direct, the ADR depositary has agreed to terminate the ADR deposit agreement as to dollar preference shares of any and all series and the deposited securities, ADSs and ADRs of all corresponding series by mailing a termination notice to the record holders of all those outstanding ADRs at least 30 days before the date fixed in the notice for termination. The ADR depositary may likewise terminate the ADR deposit agreement as to dollar preference shares of any and all series and the deposited securities, ADSs and ADRs of all corresponding series by mailing a termination notice to us and the record holders of all those outstanding ADRs at any time 60 days after it has delivered to us a written notice of its election to resign, if a successor depositary has not been appointed and accepted its appointment as provided in the ADR deposit agreement. If any ADRs evidencing ADSs of a particular series remain outstanding after the date of any termination, the ADR depositary will then discontinue the registration of transfers of those ADRs, will suspend the distribution of dividends to holders and will not give any further notices or perform any further acts under the ADR deposit agreement with respect to those ADRs, except that it will continue to collect dividends and other distributions pertaining to the dollar preference shares of the corresponding series and any other property represented by those ADRs, and will continue the delivery of dollar preference shares of the corresponding series, together with any dividends or other distributions received with respect to them and the net proceeds of the sale of any property, in exchange for ADRs surrendered to it. At any time after two years from the date of termination of the ADR deposit agreement as to ADRs evidencing ADSs of a particular series, the ADR depositary may sell the dollar preference shares of the corresponding series and any other property represented by those ADRs and may hold the net proceeds, together with any other cash then held by it under the ADR deposit agreement in respect of those ADRs, without liability for interest, for the ratable benefit of the holders of ADRs that have not previously been surrendered.

Charges of ADR Depositary

      The ADR depositary will charge the party to whom it delivers ADRs against deposits, and the party surrendering ADRs for delivery of dollar preference shares of a particular series or other deposited securities, property and cash, $5 for each 100, or fraction of 100, ADSs evidenced by the ADRs issued or surrendered. We will pay all other charges of the ADR depositary and those of any registrar, co-transfer agent and co-registrar under the ADR deposit agreement, but, unless the relevant prospectus supplement with respect to a particular series of dollar preference shares or securities convertible into or exchangeable for dollar preference shares of any series states otherwise, we will not pay:

•	taxes, including UK stamp duty or UK stamp duty reserve tax, and other governmental charges;

•	any applicable share transfer or registration fees on deposits or withdrawals of dollar preference shares;

•	cable, telex, facsimile transmission and delivery charges which the ADR deposit agreement provides are at the expense of the holders of ADRs or persons depositing or withdrawing dollar preference shares of any series; or

•	expenses incurred or paid by the ADR depositary in any conversion of foreign currency into dollars.

      You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs (including UK stamp duty or UK stamp duty reserve tax, but not stamp duty reserve tax arising on issue of the securities underlying your ADRs). The ADR depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. The ADR depositary may withhold any dividends or other distributions, or may sell for the account of the holder any part or all of the deposited securities evidenced by the ADR, and may apply dividends or other distributions or the proceeds of any sale in payment of the tax or other governmental charge, with the ADR holder remaining liable for any deficiency.

General

      Neither the ADR depositary nor we will be liable to ADR holders if prevented or forbidden or delayed by any present or future law of any country or by any governmental authority, or by reason of any provision, present or future, of our Memorandum or Articles of Association, or any act of God or war or other circumstances beyond our control in performing our obligations under the ADR deposit agreement. The obligations of both of us under the ADR deposit agreement are expressly limited to performing our duties without gross negligence or bad faith.

      If any ADSs of a particular series are listed on one or more stock exchanges in the US, the ADR depositary will act as registrar or, if we request or with our approval, appoint a registrar or one or more co-registrars, for registration of the ADRs evidencing the ADSs in accordance with any exchange requirements. The registrars or co-registrars may be removed and a substitute or substitutes appointed by the ADR depositary if we request or with our approval.

      The ADRs evidencing ADSs of any series are transferable on the books of the ADR depositary. However, the ADR depositary may close the transfer books as to ADRs evidencing ADSs of a particular series at any time or from time to time when it deems it expedient to do so in connection with the performance of its duties or if we request. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR evidencing ADSs of a particular series, or transfer and withdrawal of dollar preference shares of the corresponding series, the ADR depositary or the custodian may require the person presenting the ADR or depositing the dollar preference shares to pay a sum sufficient to reimburse it for any related tax or other governmental charge and any share transfer or registration fee and any applicable fees payable as provided in the ADR deposit agreement, and the ADR depositary may withhold any dividends or other distributions, or may sell for the account of the holder any part or all of the dollar preference shares evidenced by the ADR, and may apply dividends or other distributions or the proceeds of any sale in payment of the tax or other governmental charge, with the ADR holder remaining liable for any deficiency. Any person presenting dollar preference shares of any series for deposit or any holder of an ADR may be required from time to time to furnish the ADR depositary or the custodian with proof of citizenship or residence, exchange control approval, information relating to the registration on our books or registers or those maintained for us by the registrar for the dollar preference shares of that series, or other information, to execute certificates and to make representations and warranties that the ADR depositary or the custodian deems necessary or proper. Until those requirements have been satisfied, the ADR depositary may withhold the delivery or registration of transfer of any ADR or the distribution of any dividend or other distribution or proceeds of any sale or distribution. The delivery, transfer and surrender of ADRs of any series generally may be suspended during any period when the transfer books of the ADR depositary are closed or if we or the ADR depositary deem necessary or advisable at any time or from time to time because of any requirement of law or of any government or governmental authority, body or commission, or under any provision of the ADR deposit agreement or for any other reason, subject to the provisions of the following sentence. The surrender of outstanding ADRs of any series and withdrawal of deposited securities may only be suspended as a result of:

•	temporary delays caused by closing our transfer books or those of the ADR depositary or the deposit of dollar preference shares of the corresponding series in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the non-payment of fees, taxes and similar charges; and

•	compliance with any US or foreign laws or governmental regulations relating to the ADRs of the series or to the withdrawal of the deposited securities.

      The ADR deposit agreement and the ADRs are governed by and construed in accordance with New York law.

PLAN OF DISTRIBUTION

      We may sell relevant securities to or through underwriters or dealers and also may sell all or part of such securities directly to other purchasers or through agents.

      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of securities, we may compensate underwriters in the form of discounts, concessions or commissions or in any other way that the applicable prospectus supplement describes. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions that we pay them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the “Securities Act”). Any such underwriter or agent will be identified, and any such compensation that we pay will be described, in the prospectus supplement.

      Under agreements which we may enter into, we may be required to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act.

      Unless a prospectus supplement specifies otherwise, we will not offer any securities or any investments representing securities, including ADSs or ADRs, of any series to the public in the UK. Unless otherwise specified in any agreement which we may enter into, underwriters, dealers and/or agents in relation to the distribution of securities or any investments representing securities, including ADSs or ADRs, of any series and subject to the terms of any such agreement, any underwriter, dealer or agent in connection with an offering of securities or any investments representing securities, including ADSs or ADRs, of any series will represent and agree that:

(a) (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the securities or any investments representing the securities (including ADSs or ADRs) (including without limitation the registration statement, the prospectus, any preliminary prospectus, any ADR registration statement or any ADR prospectus) in circumstances in which Section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities or any investments representing securities, including ADSs or ADRs, of such series in, from or otherwise involving the UK; and

(b) in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the securities or any investments representing the securities (including ADSs or ADRs) to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities or any investments representing the securities (including ADSs or ADRs) which has been approved by the competent authority in that Relevant Member State or where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities or any investment representing the securities (including ADSs or ADRs) to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Royal Bank of Scotland Group plc of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this subsection (b), the expression “an offer of the securities or any investment representing the securities (including ADSs or ADRs) to the public” in relation to any securities or any investments representing the securities (including ADSs or ADRs) in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities or investments to be offered so as to enable an investor to decide to purchase or subscribe the securities or any investments representing the securities (including ADSs or ADRs), as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

      Each new series of debt securities or dollar preference shares will be a new issue of securities with no established trading market. If securities of a particular series are not listed on a US national securities exchange, certain broker-dealers may make a market in those securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance that any broker-dealer will make a market in securities of any series or as to the liquidity of the trading market for those securities.

Delayed Delivery Arrangements

      If so indicated in the prospectus supplement, we may authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase dollar preference shares or debt securities from it pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

LEGAL OPINIONS

      Our United States counsel, Davis Polk & Wardwell, will pass upon certain legal matters relating to the securities. Our Scottish solicitors, Dundas & Wilson CS LLP, will pass upon the validity of the dollar preference shares under Scots law. Our English solicitors, Linklaters, will pass upon certain matters of English law relating to the subordination provisions of the securities.

EXPERTS

      The financial statements incorporated in this prospectus by reference from The Royal Bank of Scotland Group plc Annual Report on Form 20-F have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

EXPENSES OF THE ISSUE

      We will pay or cause to be paid the following estimated expenses (not including underwriting discounts and commissions and expenses reimbursed by us) to be incurred in connection with the issuance and distribution of the securities registered under the registration statement of which this prospectus is a part. Other than the SEC registration fee, all of these expenses are estimated.

Amount to be Paid

Securities and Exchange Commission registration fee	$1,177,000
Printing and engraving expenses	55,000
Legal fees and expenses (including Blue Sky fees)	550,000
Accountants’ fees and expenses	11,000
Trustee’s fees and expenses	22,000
Miscellaneous	11,000

Total	$1,826,000

ENFORCEMENT OF CIVIL LIABILITIES

      We are a public limited company incorporated in Great Britain and registered in Scotland. All but one of our directors and executive officers, and certain experts named in this prospectus, reside outside the United States. All or a substantial portion of our assets and the assets of those non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or those persons or to enforce against them judgments obtained in US courts predicated upon civil liability provisions of the federal securities laws of the United States. We have been advised by our Scottish solicitors, Dundas & Wilson CS LLP (as to Scots law), and our English solicitors, Linklaters (as to English law), that, both in original actions and in actions for the enforcement of judgments of US courts, there is doubt as to whether civil liabilities predicated solely upon the US federal securities laws are enforceable in Scotland and England.

WHERE YOU CAN FIND MORE INFORMATION

Ongoing Reporting

      We file reports and other information with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, USA. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website at http://www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC. You can also read this material at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005, USA, on which certain of our securities are listed.

      We will provide the trustee for any debt securities and the ADR depositary for any dollar preference shares with our annual reports, which will include a description of operations, our annual audited consolidated financial statements, and, for so long as required by applicable SEC rules and regulations, a US GAAP reconciliation of consolidated net income and consolidated ordinary shareholders’ equity. We will also provide any trustee or ADR depositary with interim reports that will include unaudited interim summary consolidated financial information and, if we choose, may contain a US GAAP reconciliation of consolidated net income and consolidated ordinary shareholders’ equity. Upon receipt, the trustee or the ADR depositary will mail the reports to all record holders of the debt securities or dollar preference shares. In addition, we will provide the trustee or the ADR depositary with all notices of meetings at which holders of debt securities or dollar preference shares are entitled to vote, and all other reports and communications that are made generally available to holders of debt securities or dollar preference shares.

Registration Statement

      This prospectus is part of a registration statement that we filed with the SEC. As exhibits to the registration statement, we have also filed the indentures, the ADR deposit agreement and our Articles of Association. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information, you should refer to the registration statement. You can obtain the full registration statement from the SEC or from us.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information that we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information.

      We incorporate by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the SEC on March 29, 2005. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and certain Reports on Form 6-K, if they state that they are incorporated by reference into this prospectus, that we furnish to the SEC after the date of this prospectus and until we or any underwriters sell all of the securities.

      Upon written or oral request, we will provide free of charge a copy of any or all of the documents that we incorporate by reference into this prospectus, other than exhibits which are not specifically incorporated by reference into this prospectus. To obtain copies you should contact us at Citizens Financial Group, Inc., 28 State Street, Boston, Massachusetts 02109 USA; Attention: Donald J. Barry, Jr., telephone (617) 725-5810.

American Depositary Shares, Series P

The Royal Bank of Scotland Group plc

Representing

Non-cumulative Dollar Preference Shares, Series P

(Nominal value of US$.01 each)

PROSPECTUS SUPPLEMENT

October 26, 2005

Sole Bookrunner	Joint Lead Manager

Citigroup	RBS Greenwich Capital

Merrill Lynch & Co.

Morgan Stanley

UBS Investment Bank

Wachovia Securities